CANACCORD'S ATM DISTRIBUTION PLAN

EQUITY DISTRIBUTION AGREEMENT

February 2, 2021

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, BC V7X 1M8

Attention:	Frank Holmes
Interim Chief Executive Officer
Dear Sirs/Mesdames:

Re:	Canaccord's ATM Distribution Plan

Canaccord Genuity Corp. (the "Agent" or "Canaccord") understands that HIVE Blockchain Technologies Ltd. (the "Corporation") has filed a short form base shelf prospectus dated January 27, 2021 (the "Base Shelf Prospectus") with the securities regulatory authority in each of the Qualifying Jurisdictions (as defined herein) relating to the issue and sale of up to $100,000,000 aggregate amount of securities of the Corporation, including the Offered Shares (as defined herein), and has received a final receipt pursuant to the Passport System (as defined herein) evidencing that a final receipt for the Base Shelf Prospectus has been issued, or deemed to have been issued, by the regulators in each of the Qualifying Jurisdictions. The Agent further understands that, in filing the Base Shelf Prospectus, the Corporation has selected the BCSC (as defined herein) as the principal regulator under Part 3 of NP 11-202 (as defined herein).

Pursuant to the terms and conditions hereof, the Agent confirms that it is prepared to act as the sole and exclusive agent of the Corporation to offer common shares of the Corporation ("Common Shares") having an aggregate offering price of up to $100,000,000 of Common Shares in the capital of the Corporation (the "Offered Shares") for sale to the public from time to time under the Base Shelf Prospectus, as supplemented by a Prospectus Supplement (as defined herein), pursuant to "at-the-market distributions" within the meaning of NI 44-102 (as defined herein) during the period in which the Base Shelf Prospectus is effective, subject to earlier termination hereunder.

The following are the terms and conditions of this Agreement:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this Agreement (including the Schedules hereto), unless the context otherwise requires:

"Acquired Business" means any entity or business (other than the Corporation) whose financial statements are included or incorporated by reference in the Prospectus;

"Acquired Business Financial Statements" means, collectively, the audited and any unaudited financial statements of any Acquired Business that are included or incorporated (or deemed to be incorporated) by reference in the Prospectus, together with the notes thereto and, in the case of audited financial statements, the auditor's report thereon;

"Act" means the Securities Act (Ontario);

"affiliate" has the meaning given thereto in NI 51-102;

"Agent" has the meaning given thereto in the first paragraph on the first page of this Agreement;

"Agent's Fee" has the meaning given thereto in Section 2.4;

"Agent's Information" means, in respect of the Prospectus, any statements contained therein relating solely to and furnished in writing to the Corporation by the Agent expressly for purposes of inclusion therein;

"Agreement" means and refers to this equity distribution agreement between the Corporation and the Agent resulting from the mutual execution and delivery of this agreement, and does not refer to any particular section, paragraph or other part of this equity distribution agreement;

"Anti-Money Laundering Laws" has the meaning given thereto in Section 1(ss) of Schedule C;

"Assets and Properties" with respect to any person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by or in the possession of such person;

"ATM Distribution" means a distribution of Offered Shares that constitutes an "at-the-market distribution" within the meaning of NI 44-102;

"Auditors" means Davidson & Company LLP, being the current auditors of the Corporation, or any other auditors of the Corporation from time to time;

"Authorized Representatives" means, for a Party, the Designated Representatives of that Party who are identified in Schedule A hereto (as such Schedule A may be amended from time to time by any Party by notice to the other Party as provided herein, which amendment shall be effective upon all Parties mutually agreeing in writing to an amended and restated form of Schedule A) as being Authorized Representatives of that Party;

"Base Shelf Prospectus" has the meaning given thereto in the first paragraph on the first page of this Agreement;

"BCBCA" means the Business Corporations Act (British Columbia);

"BCSC" means the British Columbia Securities Commission;

"Bringdown Certificate" has the meaning given thereto in Section 9.3;

"Business Acquisition Report" has the meaning given thereto in NI 51-102;

"Business Day" means any day on which the TSX-V and chartered banks in Toronto, Ontario, are open for business;

"Claims" has the meaning given thereto in Section 1.1 of Schedule F;

"Common Shares" has the meaning given thereto in the second paragraph on the first page of this Agreement;

"Constating Documents" means the Notice of Articles and Articles of the Corporation;

"Corporation" has the meaning given thereto in the first paragraph on the first page of this Agreement;

"Corporation Financial Statements" means, collectively, the audited annual financial statements and unaudited interim financial statements of the Corporation that are filed on the Public Record and are included or incorporated (or deemed to be incorporated) by reference in the Prospectus, together with the notes thereto and, in the case of the audited annual financial statements, the auditor's report thereon;

"Corporation's Counsel" means Peterson McVicar LLP, Canadian counsel to the Corporation, and, where applicable, any other external counsel of the Corporation from time to time in any other jurisdiction where the Corporation or any of its Subsidiaries have material operations;

"Designated News Releases" means a news release designated by the Corporation in respect of previously undisclosed information that, in the Corporation's determination, constitutes a material fact (as such term is defined in Securities Laws) and that is identified by the Corporation as a "designated news release" for the purposes of the Prospectus in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR as contemplated by Section 5.5 of the Companion Policy to NI 44-102;

"Designated Representatives" means, for a Party, the individuals from that Party identified as such in Schedule A hereto (as such Schedule A may be amended from time to time by any Party by notice to the other Party as provided herein, which amendment shall be effective upon all Parties mutually agreeing in writing to an amended and restated form of Schedule A);

"Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S and, without limiting the foregoing, but for greater clarity, means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Offered Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Shares;

"Eligible Issuer" means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under applicable Securities Laws;

"Environmental Laws" means all applicable Laws currently in existence in Canada and the United States (whether federal, provincial, state or municipal) relating to the protection and preservation of the environment, occupational health and safety, product safety, product liability or hazardous substances;

"Filing Date" means the date on which the Prospectus Supplement is first filed with the Qualifying Authorities in accordance with Section 9.1(b);

"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including any advertisement, article, notice or other communications published in any newspaper, magazine or similar media or broadcast over the internet, radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

"Governmental Body" means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public authority, body, department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and includes the Qualifying Authorities;

"IFRS" means International Financial Reporting Standards;

"IIROC" means the Investment Industry Regulatory Organization of Canada;

"Indemnified Party" has the meaning given thereto in Section 1.1 of Schedule F;

"Indemnifying Party" has the meaning given thereto in Section 1.1 of Schedule F;

"Initial Corporation Comfort Letter" has the meaning given thereto in Section 9.2(b);

"Initial Legal Opinions" has the meaning given thereto in Section 9.2(a);

"Intellectual Property" means, for the relevant person, all proprietary rights provided in law and at equity to all patents, trademarks, copyrights, industrial designs, software, trade secrets, know-how, concepts, information and other intellectual and industrial property;

"IT Systems and Data" has the meaning given thereto in Section 1(uu) of Schedule C;

"knowledge of the Corporation", "of which the Corporation is aware" (or similar phrases) means the actual knowledge of the Chief Executive Officer or Chief Financial Officer of the Corporation, in each case after having made due and reasonable inquiries with respect to such facts or circumstances;

"Law" means any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws or judgments, orders, decisions, rulings or awards of any Governmental Body, binding on or affecting the Person referred to in the context in which the word is used;

"Leased Premises" has the meaning given thereto in Section 1(ee) of Schedule C;

"Marketplace" means any recognized Canadian "marketplace" as that term is defined in NI 21-101 upon which the Common Shares are listed, quoted or otherwise traded in a Qualifying Jurisdiction;

"Material Adverse Effect" means a material adverse effect on (i) the business, affairs, operations, condition (financial or otherwise), earnings, assets, liabilities (absolute, accrued, contingent or otherwise) or capital of the Corporation and the Subsidiaries, taken as a whole, whether or not arising in the ordinary course of business, (ii) the transactions contemplated by this Agreement, and (iii) the ability of the Corporation or the Agent to perform its obligations under this Agreement;

"material change", "material fact" and "misrepresentation" with respect to circumstances in which the Securities Laws of a particular jurisdiction are applicable, as each of such terms is defined under the Securities Laws of that jurisdiction, and if not so defined, or in circumstances in which the laws of no particular jurisdiction is applicable, as each of such term is defined under the Act;

"Material Subsidiaries" means each Subsidiary identified in Schedule G as a material Subsidiary of the Corporation (as updated by the Corporation in Exhibit A to a Placement Notice and an Officer's Certificate delivered pursuant to Section 9.3 from time to time where any other Subsidiary reasonably is considered to be material to the business and operations of the Corporation and its Subsidiaries, taken as a whole, at the relevant time);

"MI 11-102" means Multilateral Instrument 11-102 – Passport System;

"Net Proceeds" has the meaning given thereto in Section 7.2;

"NI 21-101" means National Instrument 21-101 — Marketplace Operation;

"NI 44-101" means National Instrument 44-101 — Short Form Prospectus Distributions;

"NI 44-102" means National Instrument 44-102 — Shelf Distributions;

"NI 51-102" means National Instrument 51-102 — Continuous Disclosure Obligations;

"No Trade Period" has the meaning given thereto in Section 4.7;

"NP 11-202" means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions;

"OFAC" means the Office of Foreign Assets Control of the U.S. Treasury Department;

"Offered Shares" has the meaning given thereto in the second paragraph on the first page of this Agreement;

"Parties" means the Corporation and the Agent, and "Party" means either of them;

"Passport Procedures" means the procedures described under MI 11-102 and NP 11-202;

"Passport System" means the system and procedures for the filing of prospectuses and related materials in one or more Canadian jurisdictions pursuant to MI 11-102 adopted by the Qualifying Authorities (other than the Ontario Securities Commission) and NP 11-202;

"pending" means, with respect to a Placement Notice for the period beginning on the issuance of the written notice contemplated by Section 4.1 and ending on the earlier of (i) the issuance of the Placement Notice with respect to the intended or expected sale of Offered Shares relating to such written notice and (ii) delivery of written notice from the Corporation to the Agent indicating that the Corporation no longer intends or expects to initiate the sale of such Offered Shares;

"Person" includes an individual, a corporation, a partnership, a trust, a trustee, a joint venture, a syndicate, a sole proprietorship, other bodies corporate, an unincorporated organization, a union, a regulatory body or any agency thereof, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual;

"Placement" means an issuance and sale of Offered Shares hereunder by the Corporation, acting through the Agent as its agent, pursuant to an ATM Distribution;

"Placement Notice" has the meaning given thereto in Section 4.1;

"Placement Shares" has the meaning given thereto in Section 4.1;

"Placement Time" means each time at which Placement Shares are sold pursuant to a Placement Notice;

"Prospectus" means the Base Shelf Prospectus as supplemented by the Prospectus Supplement and any Supplementary Material;

"Prospectus Supplement" means the shelf prospectus supplement to be filed in accordance with NI 44-102 in respect of the distribution of the Offered Shares pursuant to the Shelf Procedures, the Passport Procedures and the provisions of this Agreement, and includes, from and after the Filing Date, any subsequent amendments thereto or amended, re-filed or amended and restated forms thereof;

"Public Record" means all information filed by or on behalf of the Corporation with the Qualifying Authorities (including the Base Shelf Prospectus and the Prospectus Supplement) after January 1, 2019 in compliance, or intended compliance, with any applicable Securities Laws;

"Qualifying Authorities" means, collectively, the securities commissions or similar securities regulatory authorities in the Qualifying Jurisdictions;

"Qualifying Jurisdictions" means, collectively, each of the provinces and territories of Canada;

"Regulation D" means Regulation D under the U.S. Securities Act;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Representation Date" has the meaning given thereto in Section 9.3;

"Sanctions" has the meaning given thereto in Section 1(tt) of Schedule C;

"Securities Laws" means, collectively, the securities acts or similar statutes of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Qualifying Jurisdictions, and all rules, by-laws and regulations governing the TSX-V;

"SEDAR" means the System for Electronic Data Analysis and Retrieval established under National Instrument 13-101 — System for Electronic Document Analysis and Retrieval;

"Settlement Date" has the meaning given thereto in Section 7.1;

"Settlement Procedures" means those procedures relating to the issuance and delivery of Placement Shares and the payment of the Net Proceeds from the sale of such Placement Shares on each Settlement Date as mutually agreed to in writing by the Parties from time to time during the term of this Agreement;

"Shelf Procedures" means the rules and procedures for shelf prospectuses established under NI 44-102;

"Subsidiary" means those entities that would be considered a "subsidiary" of the Corporation pursuant to Securities Laws and includes the Material Subsidiaries, and "Subsidiaries" means all of them (as updated by the Corporation in Exhibit A to a Placement Notice and an Officer's Certificate delivered pursuant to Section 9.3 from time to time);

"Supplementary Material" means, collectively,(i) any amendment (including both an amendment that does not fully restate the original text and an amendment and restatement) to the Base Shelf Prospectus, and any documents or information incorporated by reference in, the Base Shelf Prospectus, and to the extent that such document is deemed to be incorporated by reference in the Base Shelf Prospectus for the purposes of a distribution of Offered Shares contemplated hereby, and (ii) all supplemental, additional or ancillary material, information, reports, applications, statements or documents related to the Base Shelf Prospectus or the Prospectus Supplement, including but not limited to all Designated News Releases which are incorporated by reference in the Prospectus, and which are filed from and after the Filing Date and which relate to transactions in Offered Shares as contemplated hereunder;

"Tax Act" means the Income Tax Act (Canada), as amended from time to time;

"Taxes" means all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto;

"Trading Day" means any day on which securities are purchased and sold on the TSX-V;

"Transfer Agent" means Computershare Investor Services Inc. or other duly appointed transfer agent for the Common Shares from time to time;

"TSX" means the Toronto Stock Exchange;

"TSX-V" means the TSX Venture Exchange, provided that if the Common Shares become listed and posted for trading on the TSX during the time of this Agreement, all references to "TSX-V" in this Agreement shall be deemed to be references to "TSX";

"U.S. Person" means a "U.S. person" as defined in rule 902(k) of Regulation S; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1.2 The division of this Agreement into sections, paragraphs and clauses and the provision of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, paragraphs or clauses are to sections, paragraphs or clauses of this Agreement.

1.3 Words importing the singular number include the plural and vice versa; words importing gender shall include all genders.

1.4 References herein to any statute shall extend to and include orders-in-council, regulations or instruments passed under and pursuant to such statute, any amendment or re-enactment of such statute, orders-in-council, regulations or instruments, and any statute, orders-in-council, regulations or instruments substantially in replacement thereof. References herein to any statute, regulation, order-in-council or instrument shall include any amendments thereto from time to time.

1.5 Any reference herein to the Prospectus or to a matter being included or disclosed in the Prospectus shall be deemed to refer to and include the documents incorporated, or deemed under Securities Laws to be incorporated, by reference in the Prospectus as of the applicable date.

1.6 Wherever used herein, the word "including", when following any statement, term or list, is not to be construed as limiting the statement, term or list to the specific items or matters set forth immediately following such word or to similar items or matters, and shall be construed as "including, without limitation".

1.7 The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean and refer to this Agreement as a whole and not to any particular section, paragraph or other part of this Agreement.

1.8 Except as expressly set out in this Agreement, the computation of any period of time referred to in this Agreement shall exclude the first day and include the last day of such period. If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day.

1.9 Appended hereto are the following schedules (which are incorporated into this Agreement by reference and are deemed to be a part hereof):

Schedule A	–	Designated Representatives and Authorized Representatives

Schedule B	–	Form of Placement Notice

Schedule C	–	Representations and Warranties

Schedule D	–	Form of Officer's Certificate

Schedule E	–	Matters to be Addressed in Legal Opinions

Schedule F	–	Indemnification and Contribution

Schedule G	–	Material Subsidiaries

2. APPOINTMENT OF AGENT

2.1 The Corporation hereby appoints the Agent to act as its sole and exclusive agent with respect to the sale of the Offered Shares through the facilities of the TSX-V or any other Marketplace pursuant to an ATM Distribution as provided herein, and the Agent hereby accepts such appointment on the terms and conditions contained herein. Such appointment shall be on an exclusive basis during the term hereof, and the Corporation agrees that, during the term hereof, it will not appoint any other Person to act as the Corporation's agent with respect to sales of the Offered Shares through the facilities of the TSX-V or any other Marketplace by way of an ATM Distribution. Nothing contained herein shall otherwise prohibit or restrict the Corporation from issuing securities or raising money in any manner other than through an ATM Distribution.

2.2 The Corporation acknowledges and agrees that the Agent and its affiliates may, to the extent permitted under Securities Laws and the rules of the TSX-V and any other applicable Marketplace, purchase and sell securities of the Corporation for their own account while this Agreement is in effect, provided that: (i) the Corporation shall not be deemed to have authorized or consented to any such purchase or sale by the Agent or any of its affiliates; (ii) the Agent shall not, and no Person acting jointly or in concert with the Agent shall, over-allot Offered Shares in connection with the distribution of Offered Shares under an ATM Distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Offered Shares in connection with such distribution; and (iii) the Agent and its affiliates shall not purchase and sell Offered Shares for their own account under an ATM Distribution in a manner which could directly or indirectly result in a sale with lower Net Proceeds to the Corporation than otherwise available through the TSX-V or any other Marketplace.

2.3 The Agent covenants and agrees that it will comply with all Laws (including Securities Laws) and requirements of the TSX-V and any other applicable Marketplace applicable to it and necessary to be complied with by the Agent in connection with the performance of its obligations hereunder. Neither the Agent nor any of its affiliates or any Person acting on their behalf will engage in any Directed Selling Efforts or in any form of General Solicitation or General Advertising in the United States with respect to the Offered Shares. The Agent covenants and agrees that it will not offer to sell or solicit an offer to buy any of the Offered Shares within the United States or to, or for the account or benefit of, any U.S. Person. The Corporation and the Agent agree that no "marketing materials" or "standard term sheet" (both within the meaning of National Instrument 41-101 – General Prospectus Requirements) shall be provided to any purchaser or prospective purchaser of Offered Shares in connection with a Placement or proposed Placement.

2.4 In consideration for its services hereunder, including the ancillary service of acting as financial advisor to the Corporation with respect to the terms of any sale of Offered Shares pursuant to an ATM Distribution hereunder, the Agent shall be entitled to receive, and the Corporation agrees to pay, a fee equal to 3.0% of the gross proceeds from any sales of Offered Shares made hereunder (the "Agent's Fee").

3. PERIODIC OFFERING OF SECURITIES

3.1 Pursuant to the terms and conditions hereof and from time to time during the term hereof, the Corporation may, acting through the Agent, as agent of the Corporation, issue and sell the Offered Shares through the facilities of the TSX-V or any other Marketplace in one or more transactions that constitute ATM Distributions.

3.2 The issuance and sale of the Offered Shares on the TSX-V or other Marketplace pursuant to ATM Distributions will be made pursuant to the Prospectus filed with the Qualifying Authorities.

3.3 The Corporation hereby consents to the use by the Agent of copies of the Prospectus in connection with the offering and sale to the public of the Offered Shares on the TSX-V or other Marketplace pursuant to ATM Distributions.

4. INITIATING A PLACEMENT

4.1 The Corporation may, from time to time during the term of this Agreement, deliver to the Agent one or more notice(s) (a "Placement Notice") that: (a) requests that the Agent sell up to a specified dollar amount or a specified number of Offered Shares (the "Placement Shares") pursuant to the terms and conditions hereof; and (b) specifies any parameters in accordance with which the Corporation requires that the Placement Shares be sold (such as a minimum market price per Placement Share, the time period in which sales are to be made and/or specific dates on which the Placement Shares may not be sold). A Placement Notice shall also contain any updates as contemplated in Section 8.1.

4.2 The form of Placement Notice shall be in the form set out in Schedule B hereto, as may be amended in writing by the Parties from time to time during the term of this Agreement. From and after such agreement being made, all Placement Notices shall be delivered in the agreed form until such time as the Parties may agree in writing to an amended or replacement form.

4.3 A Placement Notice shall:

(a) be signed by an Authorized Representative of the Corporation;

(b) be addressed and sent by electronic mail (or such other method mutually agreed to in writing by the Parties) to each Designated Representative of the Agent; and

(c) be effective upon receipt by the Agent unless and until the earliest of the following occurs:

(i) the Agent advises the Corporation, by electronic mail (or such other method mutually agreed to in writing by the Parties) addressed and sent to each of the Designated Representatives of the Corporation, that it declines to accept the terms of sale set forth in the Placement Notice; (ii) the entire amount of the Placement Shares specified therein has been sold and all such sales have settled in accordance with the terms of sale set forth in the Placement Notice and the terms and conditions hereof; (iii) the Corporation or the Agent suspends the sale (or further sale, as applicable) of the Placement Shares in accordance with Section 6; (iv) the Agent receives from the Corporation a subsequent Placement Notice with parameters that expressly supersede those contained in the earlier dated Placement Notice; or (v) this Agreement has been terminated pursuant to Section 13 hereof.

4.4 On receiving a Placement Notice, an Authorized Representative of the Agent shall promptly acknowledge receipt thereof (or notify the Corporation that the Agent declines to accept the Placement Notice pursuant to Section 4.3(c)(i)) by signing the Placement Notice and returning a copy thereof to the Corporation by electronic mail (or such other method mutually agreed to in writing by the Parties) addressed and sent to each of the Designated Representatives of the Corporation. For all purposes hereof, and notwithstanding any other provision hereof, the Agent shall be deemed not to have received a Placement Notice unless receipt thereof shall have been so acknowledged by an Authorized Representative of the Agent.

4.5 The Parties acknowledge and agree that neither the Corporation nor the Agent shall have any obligation with respect to a Placement or any Placement Shares unless and until the Corporation delivers and the Agent acknowledges receipt of a Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein.

4.6 A Placement Notice shall not contain any parameters that conflict with the provisions of this Agreement or that subject or purport to impose upon or subject the Agent to any obligations in addition to the Agent's obligations contained in this Agreement. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice with respect to an issuance and sale of Placement Shares, the terms of this Agreement shall prevail.

4.7 The Corporation covenants and agrees that:

(a) each Placement Notice delivered by or on behalf of the Corporation to the Agent shall be deemed to be an affirmation that: (i) the representations and warranties made by the Corporation in this Agreement and in any certificates provided pursuant hereto are true and correct as at the time the Placement Notice is issued and all such representations and warranties shall be deemed to have been made as at such time, except only to the extent that any such representation and warranty is, by its express terms, limited to a specific date, or as otherwise updated and expressly disclosed in the Placement Notice; and (ii) the Corporation has complied with all covenants and agreements to be performed, and satisfied all conditions to be satisfied, by or on the part of the Corporation hereunder at or prior to the time the Placement Notice is issued; and

(b) the Corporation shall not, during the time period (the "No Trade Period") in which the Corporation has knowledge of a "material change" or "material fact" with respect to the Corporation which has not been generally disclosed, issue a Placement Notice until such No Trade Period ends either through a change in circumstances or the filing of a material change report, a Designated News Release or any other Supplementary Material that discloses such "material change" or "material fact".

At any time while a Placement Notice is pending or effective (and not currently suspended), the Corporation shall promptly notify the Agent of the commencement of a No Trade Period and suspend any further sale of Placement Shares under the Placement Notice in accordance with Section 6.1 until the end of the No Trade Period.

4.8 The Corporation acknowledges and agrees that, in order to allow the Agent to conduct its "due diligence" investigations with respect to the Corporation as contemplated in Sections 9.1(h) and (i) in a timely and responsible manner, it will provide the Agent with at least five Business Days (or such lesser number of days as agreed to by the Parties) notice in writing of any intent or expectation on the part of the Corporation, to deliver a Placement Notice hereunder.

5. SALE OF PLACEMENT SHARES BY AGENT

5.1 Subject to the terms and conditions set forth herein, upon the Corporation's delivery and the Agent's acknowledgment of receipt of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined by the Agent, suspended by the Corporation or the Agent (for as long as such suspension is in place) or otherwise terminated in accordance with the provisions hereof, the Agent, for the period(s) specified in the Placement Notice (subject to any No Trade Periods or other date specified in the Placement Notice on which Placement Shares may not be sold), will use its commercially reasonable efforts, consistent with its normal trading and sales practices, and in compliance with all applicable Laws (including Securities Laws), all applicable IIROC dealer member rules and Universal Market Integrity Rules (including section 5.1 thereof), and the applicable rules of the TSX-V and any other applicable Marketplace, and upon the terms and conditions set forth in this Agreement and the Prospectus applicable to the Agent, to sell such Placement Shares up to the amount specified and otherwise in accordance with parameters set forth in the Placement Notice.

5.2 It is understood and agreed that the Agent shall act as the agent of the Corporation with respect to the sale of Offered Shares in accordance with the terms and conditions hereof, and is and will be under no obligation to purchase any such Offered Shares that may be offered for sale by the Corporation hereunder.

5.3 After consultation with the Corporation and subject to the terms of a Placement Notice, the Agent may sell the Placement Shares specified in the Placement Notice through the facilities of the TSX- V or any other Marketplace by any method permitted by law and constituting an ATM Distribution, including sales made directly on the TSX-V through a dealer that is a registered member or participating organization of the TSX-V and sales made on any other Marketplace through a Marketplace participant.

5.4 The Agent will send by electronic mail (or such other method mutually agreed to in writing by the Parties) to the Designated Representatives of the Corporation, not later than 12:00 noon (British Columbia time) on the Trading Day immediately following the Trading Day on which any sales of Placement Shares have been made hereunder, confirmation of the following information:

(a) the number of Placement Shares sold on such day;

(b) the average price at which the Placement Shares were sold on such day;

(c) the aggregate gross proceeds from the sales of Placement Shares on such day;

(d) the total Agent's Fee payable in respect of such sales; and

(e) the Net Proceeds payable to the Corporation.

5.5 The Agent will deliver to the Corporation, for each fiscal quarter of the Corporation during which Offered Shares are sold through the Agent or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Corporation to enable the Corporation to meet its quarterly reporting requirements under Securities Laws or any applicable requirements of the TSX-V or any other Marketplace, within three Business Days (or such lesser number of days as agreed to by the Parties) after the end of the fiscal quarter, a report stating the number of Offered Shares distributed pursuant to this Agreement during such fiscal quarter on the TSX-V or such other Marketplace together with such information as specified in Section 5.4 calculated on an aggregate quarterly basis. Unless Securities Laws, the applicable requirements of the TSX-V or such other Marketplace otherwise require, the Parties agree that the Agent's report referred to in this Section 5.5 shall state the aggregate number of Offered Shares issued on all Settlement Dates occurring during the fiscal quarter together with such information as specified in Section 5.4 on an aggregate quarterly basis.

6. SUSPENSION OF SALES

6.1 At any time while a Placement Notice is pending or effective (and not suspended), the Corporation or the Agent may, and, upon commencement of a No Trade Period, the Corporation shall, by written notice to the other Party addressed and sent by electronic mail (or such other method mutually agreed to in writing by the Parties) to its Designated Representatives, temporarily or indefinitely suspend any sale or further sale of Placement Shares under a Placement Notice, which notice shall be effective immediately, unless otherwise specified in the notice; provided, however, that any such suspension shall not affect any Party's obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Any such notice shall set out the duration of such suspension or provide that such suspension is indefinite until further notice is provided by such Party. For greater certainty, in the event that the Agent is informed by the Corporation of the occurrence of one or more of the events described in Section 9.1(d), the Agent shall have the right to immediately suspend the sale of any Placement Shares. For greater certainty, a Placement Notice may specify a period or periods during which Placement Shares may not be sold, and in such case, the sale of Placement Shares under such Placement Notice shall be suspended during any such periods identified, and the Placement Notice itself shall constitute notice of the suspension(s) as contemplated above.

6.2 Without limiting the generality of the foregoing, any sale of Placement Shares made but not yet settled before a notice of suspension is given pursuant to Section 6.1 shall be settled in accordance with the provisions of Section 7, and the obligations of the Parties with respect to settling any such sale shall not be affected by the suspension.

6.3 Any notice of suspension provided pursuant to Section 6.1, including the reason for such notice of suspension, will be kept strictly confidential by the Agent and its affiliates and any Person acting on its behalf, unless: (i) such information is or becomes generally available to the public other than as a result of a disclosure by the Agent in violation of this Agreement; (ii) the disclosure of such information is expressly permitted, in writing, by the Corporation; or (iii) the disclosure of such information is required by applicable Securities Laws to which the Agent is subject or by order of a Governmental Body and pursuant to which the Agent is required to disclose such information.

7. SETTLEMENT AND DELIVERY OF PLACEMENT SHARES

7.1 Settlement for any sale of Placement Shares on the TSX-V or any other Marketplace shall occur on the second Trading Day (or such earlier day as is then current industry practice for regular-way trading) following the date on which the sale is made (each such Trading Day being a "Settlement Date").

7.2 The amount of proceeds to be delivered to the Corporation on a Settlement Date (the "Net Proceeds"), payable against receipt by the Agent of the Placement Shares sold as provided herein, shall be equal to the aggregate sales price received by the Agent at which such Placement Shares were sold, less the Agent's Fee payable by the Corporation in respect of such sales.

7.3 On each Settlement Date, the Corporation will issue and deliver (or cause to be issued and delivered) to the Agent the Placement Shares sold by the Agent against delivery by the Agent to the Corporation of the Net Proceeds from the sale of such Placement Shares, all in accordance with the Settlement Procedures.

7.4 If the Corporation defaults in its obligation to issue and deliver the Placement Shares on a Settlement Date, the Corporation agrees that:

(a) in the event the Agent has delivered to the Corporation the Net Proceeds from the sales of the Placement Shares on the applicable Settlement Date in accordance with the Settlement Procedures prior to the occurrence of such default, the Corporation will immediately return the full amount of such Net Proceeds to the Agent; and

(b) in the event that the Net Proceeds from sales of the Placement Shares are returned to the Agent pursuant to Section 7.4(a), provided that the Agent has delivered the Placement Shares to purchasers thereof on the applicable Settlement Date by way of an alternative settlement method, the Corporation will use its commercially reasonable efforts to issue and deliver (or cause to be issued and delivered) to the Agent an equivalent number of Offered Shares equal to the Placement Shares promptly in accordance with the Settlement Procedures, and the Agent will promptly thereafter deliver to the Corporation the amount of the Net Proceeds from such sales less the amount of any costs directly incurred by the Agent arising out of or in connection with the late delivery of such Placement Shares (including, reasonable legal fees and expenses and any commission, discount or other compensation to which it would otherwise be entitled absent such default), together with reasonable particulars of any such costs, or, at the election of the Agent, such costs may be separately invoiced to the Corporation.

7.5 The Agent covenants and agrees to copy or otherwise include the Corporation on all correspondence between the Agent and the Transfer Agent of the Corporation, in connection with or arising from or relating to the settlement (electronic or otherwise) of any sale of Placement Shares hereunder, and further, shall be responsible for taking all actions required to be taken by it within the applicable time periods to ensure that all sales of Placement Shares hereunder are settled without default in accordance with existing industry practice for regular-way trading.

8. REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

8.1 The Corporation represents and warrants to, and covenants and agrees with, the Agent that each of the matters set forth in Schedule C are true and correct and shall be true and correct (except only to the extent that any such representation is, by its express terms, limited to a specific date or, with respect to any such representation made or deemed to be made after the date hereof, as otherwise updated and expressly disclosed in a Placement Notice) as of: (a) the date of this Agreement; (b) the Filing Date; (c) each Representation Date on which a Bringdown Certificate is required to be delivered pursuant to Section 9.3; (d) each time a Placement Notice is delivered to the Agent or a suspended Placement Notice ceases to be suspended; (e) each Placement Time; and (f) each Settlement Date, and acknowledges that the Agent is relying upon these representations and warranties in connection with entering into this Agreement and performing its obligations hereunder.

8.2 Notwithstanding any other provision hereof, the Corporation acknowledges and agrees that all of its representations and warranties contained herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of, and without mitigation, diminishment or restriction because of: (a) any investigation made by or on behalf of the Agent, the Agent's counsel or any directors, officers, employees, control persons, representatives or advisors of the Agent, (b) delivery and acceptance of the Placement Shares and payment therefor; or (c) any termination of this Agreement.

9. COVENANTS OF THE CORPORATION

9.1 General. The Corporation covenants and agrees with the Agent that the Corporation will:

(a) prepare, and allow the Agent to participate in the preparation and approve the form of, the Prospectus Supplement and all other documentation required to be filed, delivered or disseminated under Securities Laws for any Placement of the Offered Shares;

(b) file the Prospectus Supplement with the Qualifying Authorities in accordance with the Shelf Procedures and the Passport Procedures on or before the third Business Day following execution and delivery of this Agreement;

(c) fulfill all legal and regulatory requirements (including pursuant to NI 44-102) to be fulfilled by the Corporation necessary to enable the Offered Shares to be offered for sale and distributed to the public through the facilities of the TSX-V or any other Marketplace pursuant to ATM Distributions through a dealer duly registered under the Securities Laws, such that the Offered Shares so distributed will not be subject to any restrictions on resale pursuant to Securities Laws (except where such restrictions apply because the holder is a "control person" within the meaning of Securities Laws or is restricted from trading Common Shares by virtue of having knowledge of material undisclosed information concerning the Corporation); provided, however, that if the fulfillment of any such requirements would (or would reasonably be expected to) result in the Agent becoming subject to additional responsibilities or liabilities, then the Corporation shall first consult with the Agent as to the particulars of its proposed conduct or course of action (it being acknowledged and agreed, however, that for greater certainty, except as otherwise provided herein the Corporation shall have no obligation to confer with the Agent as to the content of documents prepared and filed or disseminated pursuant to its ongoing continuous disclosure requirements under Securities Laws which includes those types of documents incorporated by reference in the Base Shelf Prospectus or Prospectus Supplement);

(d) throughout any period during which a Placement Notice is pending or effective (and not suspended) and, if there is a period during which no Placement Notice is pending or effective or during which a Placement Notice is suspended, prior to the delivery of a new Placement Notice or a suspended Placement Notice ceasing to be suspended, promptly notify the Agent, in writing, with full particulars, of:

(i) any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and its Subsidiaries, taken as a whole;

(ii) any change in any fact covered by a statement (other than a statement furnished by or relating solely to the Agent) contained or referred to in the Prospectus (as the same exists at the time); or

(iii) any material fact or any event, matter or circumstance which has been discovered but has not been disclosed in the Prospectus;

which is, or may be, of such a nature as to render the Prospectus (as the same exists at the time) misleading or untrue in any material respect or which would result in the Prospectus (as the same exists at the time) containing a misrepresentation (including, for greater certainty, an omission to state a material fact that is required to be stated, or that is necessary to be stated in order for an included statement not to be misleading) or which would result in the Prospectus (as the same exists at the time) not complying with any of the laws, regulations or policy statements of any Qualifying Authority or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares. In addition, during such period, the Corporation shall in good faith discuss with the Agent and its counsel any change in circumstances (actual or anticipated) relating to the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation or its Subsidiaries, if any, which is of such a nature that there is or could be reasonable doubt as to whether any notice need to be given to the Agent pursuant to this Section and, in any event, prior to filing any Supplementary Material;

(e) if there is a change or occurrence of a nature referred to in any of clauses (i) through (iii) of Section 9.1(d) or if it is otherwise necessary for any other reason to amend or supplement the Prospectus in order to comply with Securities Laws, promptly prepare and, subject to Section 9.1(f), file with the Qualifying Authorities such Supplementary Material as may be necessary to remedy the deficiency, occasioned by the change or occurrence or to otherwise comply with Securities Laws;

(f) throughout any period during which a Placement Notice is pending or effective (and not suspended):

(i) give the Agent notice of its intention to file or prepare any Supplementary Material;

(ii) furnish the Agent with a copy of the Supplementary Material within a reasonable amount of time prior to the proposed filing of same;

(iii) unless the Supplementary Material is required to be filed pursuant to the Corporation's continuous disclosure requirements under Securities Laws (which includes those types of documents incorporated by reference or deemed to be incorporated by reference in the Base Shelf Prospectus or Prospectus Supplement), not file or use any Supplementary Material to which the Agent or counsel to the Agent reasonably objects; and

(iv) promptly advise the Agent of the filing of (and, if applicable, granting of a receipt for) the Supplementary Material, and furnish the Agent with true and complete copies thereof;

(g) promptly furnish to the Agent copies of any statements, reports, circulars or other records or communications (including any such materials that constitute Supplementary Material) that the Corporation sends to its securityholders or may from time to time publish or publicly disseminate if same are not available to the public on the SEDAR website at www.sedar.com;

(h) allow the Agent and its representatives to conduct all "due diligence" inquiries and investigations that the Agent may reasonably require, and to obtain satisfactory responses and results therefrom, in order for the Agent to fulfill its obligations as an "underwriter" within the meaning of Securities Laws and to enable the Agent to responsibly sign any certificate required to be signed by the Agent in the Prospectus Supplement;

(i) without limiting the generality of Section 9.1(h) or the scope of the inquiries and investigations that the Agent may conduct for the purposes set forth therein, prior to the Filing Date and during each successive notice period referred to in Section 4.8 in connection with the proposed delivery of a Placement Notice and each time the Corporation is required to deliver a Bringdown Certificate pursuant to Section 9.3, the Corporation shall:

(i) provide or arrange for reasonable access by the Agent and its representatives to the management personnel, properties and records of the Corporation (including its Subsidiaries) for the purposes of viewing, interviewing or reviewing the same; and

(ii) make available such of its senior officers as the Agent may reasonably request, and use its commercially reasonable efforts to make available representatives of the Auditors, and the auditors of any Acquired Business Financial Statements included or incorporated by reference in the Prospectus, to answer any questions the Agent may have and to participate in one or more due diligence sessions;

(j) comply with all Securities Laws so as to permit Placements as contemplated in this Agreement and the Prospectus Supplement;

(k) throughout any period during which a Placement Notice is pending or effective, not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization, maintenance or manipulation of the price of the Common Shares;

(l) file or deliver, within the time limits prescribed by and otherwise in accordance with Securities Laws, all statements, reports, circulars or other records required to be filed or delivered by the Corporation with or to any of the Qualifying Authorities pursuant to Securities Laws;

(m) throughout any period during which a Placement Notice is pending or effective (and not suspended) and prior to the delivery of a new Placement Notice or a suspended Placement Notice ceasing to be suspended, promptly inform the Agent of:

(i) any request by a Qualifying Authority or any other Governmental Body for any Supplementary Material or any revision to any record forming part of the Public Record or for any additional information concerning this Agreement or the transactions contemplated hereby;

(ii) the issuance by any Qualifying Authority or other Governmental Body of any order, ruling or direction to cease, suspend or otherwise restrict the trading of the Common Shares or any other securities of the Corporation, or preventing, suspending or otherwise restricting the use of the Prospectus or any other prospectus or qualifying document relating to the distribution of the Offered Shares, or suspending the qualification of such Offered Shares for offering, distribution or resale in any jurisdiction, or of the initiation or, to the knowledge of the Corporation, threat of any proceeding for any such purpose; and

(iii) the receipt of any communication from any Qualifying Authority or other Governmental Body relating to the Prospectus, the Public Record or the distribution of the Offered Shares;

(n) in the event of the issuance of any order, ruling or direction contemplated in paragraph (m) above, promptly use all commercially reasonable efforts to obtain the termination or withdrawal of such order, ruling or direction;

(o) not purchase Common Shares, and not permit any of its affiliates or any Person acting on its behalf to purchase Common Shares, under a normal course issuer bid throughout (i) any period during which a Placement Notice is pending or effective, and (ii) during the period beginning on the second Business Day immediately prior to the date on which any Placement Notice is delivered to the Agent hereunder and ending on the second Business Day immediately following the final Settlement Date with respect to the Offered Shares sold pursuant to such Placement Notice, without having first agreed with the Agent, acting reasonably, as to the appropriate adjustments, if any, to be made to the parameters set forth in such Placement Notice;

(p) apply the Net Proceeds from the sale of the Offered Shares as set forth in the Prospectus under the heading "Use of Proceeds";

(q) comply with the terms and conditions of its listing agreement with the TSX-V and any other applicable Marketplace and maintain the listing of the Common Shares in good standing on the TSX-V and each such other Marketplace or Marketplaces;

(r) maintain a transfer agent for the Common Shares in accordance with the rules of the TSX- V and any other Marketplace (if applicable);

(s) maintain its status as a reporting issuer in each of the Qualifying Jurisdictions not in default of the securities legislation, in any material respect, of such Qualifying Jurisdictions;

(t) comply with Ontario Securities Commission Rule 48-501 – Trading During Distributions, Formal Bids and Share Exchange Transactions;

(u) not engage in, and not permit any of its affiliates or any Person acting on its behalf engage in any Directed Selling Efforts or in any form of General Solicitation or General Advertising in the United States with respect to the Offered Shares; and

(v) use its commercially reasonable efforts to ensure that the terms of any underwriting agreement, agency agreement or similar agreement relating to the distribution or sale of the securities of the Corporation that is executed after the date of this Agreement does not limit or restrict the Corporation's ability to issue or sell Placement Shares in accordance with the terms of this Agreement.

9.2 Initial Opinions, Comfort Letters and Other Materials. The Corporation shall deliver, or cause to be delivered, to the Agent, on the Filing Date, the following documents:

(a) written opinions, addressed and in form and substance satisfactory to the Agent and the Agent's counsel, from the Corporation's Counsel in Canada, Peterson McVicar LLP, and from local counsel (only in respect of matters governed by the laws of the Qualifying Jurisdictions where Peterson McVicar LLP is not qualified to practice law, determined by the Corporation and acceptable to the Agent, acting reasonably) concerning the matters set forth in Schedule E and as to such legal matters, including compliance with Securities Laws in any way connected with the issuance, sale and delivery of the Offered Shares, as the Agent may reasonably request, it being understood that in rendering such opinions Corporation's Counsel may rely on, as to relevant matters of fact, certificates of officers of the Corporation, public officials and agencies, and the Transfer Agent (the "Initial Legal Opinions");

(b) a "long form comfort letter" from the Auditors (the "Initial Corporation Comfort Letters"), having a cut-off date of not more than two Business Days prior to the Filing Date, in form and substance satisfactory to the Agent and the Agent's counsel, acting reasonably:

(i) confirming that at all material times they were independent of the Corporation within the meaning of Securities Laws; and

(ii) expressing, as of such date, the conclusions and findings of such Auditors with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with public offerings to the effect that such Auditors have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus (including, for greater certainty, the documents incorporated by reference therein) with indicated amounts in the financial statements or accounting records of the Corporation, and have found such information and percentages to be in agreement;

(c) an officer's certificate signed by the Chief Executive Officer and Chief Financial Officer of the Corporation addressed to the Agent and Agent's counsel and dated the Filing Date, in form and substance satisfactory to the Agent and the Agent's counsel, acting reasonably, certifying the following:

(i) the articles, by-laws and other constating documents of the Corporation;

(ii) all resolutions of the Corporation's directors relating to the ATM Distribution and the transactions and agreements contemplated herein; and

(iii) the incumbency and specimen signatures of the Corporation's signing officers,

and attaching thereto certificates of status and/or compliance (or equivalent) for the jurisdiction in which the Corporation and each Material Subsidiary is in existence, each dated as close to the Filing Date as is reasonable;

(d) copies of correspondence indicating that the Corporation has obtained all necessary approvals for the issuance of the Offered Shares, to be listed and posted for trading on the TSX-V;

(e) a "reporting issuer" list indicating that the Corporation a reporting issuer in each of the Qualifying Jurisdictions, is not in default in any material respect of any requirement under Securities Laws and is not on the list of defaulting issuers maintained by the Qualifying Authorities; and

(f) a certificate from the Transfer Agent signed by an authorized officer confirming the issued and outstanding share capital of the Corporation.

9.3 Bringdown Certificates. Without limiting Section 4.7, during the term of this Agreement,

(a) each time the Corporation files:

(i) an amendment (including an amendment that does not fully restate the original text and an amendment and restatement) to the Base Shelf Prospectus;

(ii) a Business Acquisition Report or any other Acquired Business Financial Statements;

(iii) an annual information form, audited annual financial statements or annual management's discussion and analysis (or, in any case, any amendment thereto or an amended, re-filed or amended and restated form thereof); or

(iv) interim financial statements or interim management's discussion and analysis (or, in either case, any amendment thereto or an amended, re-filed or amended and restated form thereof); or

(b) if reasonably requested by the Agent following the filing of a material change report, Designated News Release or other document incorporated or deemed to be incorporated by reference into the Prospectus,

(each date of filing of one or more of the documents referred to in paragraph (a) above and any time of a request pursuant to paragraph and (b) above being a "Representation Date"), the Corporation shall deliver to the Agent a certificate, in the form attached hereto as Schedule D (a "Bringdown Certificate"); provided, however, that the requirement to provide a certificate under this Section 9.3 shall be deemed to be waived for any Representation Date occurring at a time at which no Placement Notice is pending or effective (including where a Placement Notice is suspended), which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder or the suspension of a Placement Notice ceases (which for such calendar quarter shall be considered to be a Representation Date) and the next occurring Representation Date.

9.4 Further Legal Opinions. Within three Trading Days after each Representation Date with respect to which the Corporation is obligated to deliver a Bringdown Certificate and for which no waiver is applicable pursuant to Section 9.3, the Corporation shall cause to be delivered to the Agent opinions similar to the Initial Legal Opinions, dated as of the Representation Date, from the Corporation's Counsel concerning the matters set forth in Schedule E (provided, however, that the Corporation's Counsel shall not be required to provide further legal opinions with respect to the matters described in paragraphs 4 to 13 of the form of opinion prescribed therein).

9.5 Further Comfort Letters. Within three Trading Days after each Representation Date with respect to which the Corporation is obligated to deliver a Bringdown Certificate and for which no waiver is applicable pursuant to Section 9.3, the Corporation shall cause to be delivered to the Agent a "long form comfort letter" dated as of the Representation Date from each of the Auditors and, if applicable, a "long form comfort letter" from the auditors of each Acquired Business Financial Statements which are included or incorporated by reference in the Prospectus as at the Representation Date, having a cut-off date of not more than two Business Days prior to such date, in form and substance satisfactory to the Agent and the Agent's counsel, acting reasonably:

(a) confirming that at all material times they were independent of the Corporation or the Acquired Business, as applicable, within the meaning of Securities Laws; and

(b) with respect to financial information concerning:

(i) the Corporation, other than in respect of Acquired Business Financial Statements, updating the Initial Corporation Comfort Letters with any information that would have been included in the Initial Corporation Comfort Letters had such initial letter been given as of such Representation Date and modified as necessary to contemplate any Supplementary Material (other than any Supplementary Material superseded by a subsequently filed document); and

(ii) an Acquired Business, expressing, as of such Representation Date, the conclusions and findings of such audit firm with respect to the financial information and other matters ordinarily covered by accountants' "comfort letters" to underwriters in connection with public offerings to the effect that such auditors have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus (including, for greater certainty, the documents incorporated by reference therein) with indicated amounts in the financial statements or accounting records of the Acquired Business, and have found such information and percentages to be in agreement.

9.6 Further Officer's Certificates. Within three Trading Days after each Representation Date with respect to which the Corporation is obligated to deliver a Bringdown Certificate and for which no waiver is applicable pursuant to Section 9.3, the Corporation shall cause to be delivered to the Agent an officer's certificate signed by the Chief Executive Officer and Chief Financial Officer of the Corporation addressed to the Agent and dated the Representation Date, in form and substance satisfactory to the Agent and the Agent's counsel, acting reasonably, certifying and attaching thereto certificates of status and/or compliance (or equivalent) for the jurisdiction in which the Corporation and each Material Subsidiary is in existence, each dated as close to the Representation Date as is reasonable.

9.7 Time of Further Deliveries. Notwithstanding Sections 9.3, 9.4, 9.5 and 9.6, if the Corporation decides to complete a Placement following a Representation Date in respect of which the waiver provided in Section 9.3 applied, then, prior to or concurrently with delivering the Placement Notice to the Agent or an existing Placement Notice ceasing to be suspended, the Corporation shall deliver or cause to be delivered to the Agent, as applicable, the Bringdown Certificate contemplated in Section 9.3, the legal opinions contemplated in Section 9.4, any "comfort letters" as contemplated in Section 9.5 and the officer's certificate contemplated in Section 9.6, in each case dated as of the date of the Placement Notice or the date the existing Placement Notice ceases to be suspended and otherwise substituting the date of the Placement Notice or the date the existing Placement Notice ceases to be suspended for the "Representation Date" as that term is used in Section 9.3.

10. EXPENSES

10.1 The Corporation agrees, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with Section 13, to pay and be responsible for all expenses of or incidental to the performance of its obligations hereunder, including, but not limited to, expenses relating to:

(a) the preparation, printing, filing and delivery of the Prospectus (including any Supplementary Material), including any filing fees payable to Qualifying Authorities or any other Governmental Bodies;

(b) the preparation, issuance and delivery of the Offered Shares;

(c) the printing and delivery of any documents required hereunder to be delivered to or as directed by the Agent;

(d) the fees, disbursements and expenses of counsel to the Corporation and of the Corporation's registrar and transfer agent, the Auditors (and any auditors of any Acquired Business Financial Statements) and other advisors;

(e) the reasonable fees (not to exceed $150,000 (i) to and including the date of this Agreement, including disbursements and related taxes of counsel to the Agent, and (ii) in the period thereafter during the term of this Agreement), and all other reasonable out-of-pocket expenses of the Agent in relation to the Agreement and ongoing services in connection with the matters and transactions contemplated by the Agreement; and

(f) the fees and expenses incurred in connection with the listing of the Offered Shares for trading on the TSX-V and any other Marketplace on which the Common Shares are listed or quoted.

11. CONDITIONS TO AGENT'S OBLIGATIONS

11.1 The obligations of the Agent hereunder with respect to any sale of Placement Shares (other than the obligations in Section 2.3) shall be subject to the completion by the Agent of ongoing due diligence reviews satisfactory to the Agent in its sole and reasonable judgment, and to the continuing satisfaction (or waiver by the Agent, in its sole and unfettered discretion) of the following additional conditions:

(a) the Prospectus Supplement shall have been filed with the Qualifying Authorities under the Shelf Procedures and the Passport Procedures in accordance with Section 9.1(b) hereof and all requests for additional information on the part of the Qualifying Authorities shall have been complied with to the satisfaction of the Agent and the Agent's counsel, acting reasonably;

(b) no Supplementary Material (other than documents incorporated by reference and required to be filed pursuant to NI 51-102) shall have been filed to which the Agent, acting reasonably, objects;

(c) at the Placement Time and at the Settlement Date for such Placement Shares, no order, ruling or direction of any Qualifying Authority or other Governmental Body shall have been issued that has the effect of:

(i) ceasing, suspending or otherwise restricting the trading of such Placement Shares or any other securities of the Corporation, or

(ii) preventing, suspending or otherwise restricting the use of the Prospectus or any other prospectus or qualifying document relating to the distribution of such Placement Shares, or

(iii) suspending the qualification of such Placement Shares for offering, distribution or resale in any jurisdiction, and no proceedings for any such purpose shall have been initiated, announced or threatened;

(d) all representations and warranties of the Corporation contained herein and in any certificates delivered pursuant hereto shall be true and correct, with the same force and effect as if then made, except to the extent that any such representation and warranty is limited to a specified date, (or is updated as permitted by Section 4.7 or 9.3);

(e) the Corporation shall have complied with all agreements and all conditions on its part theretofore to be performed or satisfied hereunder;

(f) the Agent shall have received all documents required to be delivered or furnished to the Agent pursuant to Section 8.2, in each case on or before the date on which delivery of such document is required pursuant to this Agreement;

(g) the Placement Shares shall have been conditionally approved for listing on the TSX-V, subject only to fulfilling customary conditions with the TSX-V; and

(h) the Corporation shall have delivered or caused to be delivered to the Agent and the Agent's counsel such other certificates or other documents as they may reasonably request for the purpose of enabling them to pass upon the issuance and sale of the Placement Shares as herein contemplated, or in order to evidence or confirm: (i) the accuracy of any of the representations or warranties contained herein; (ii) the fulfillment of any of the conditions contained herein; or (iii) the accuracy and completeness of any information contained in the Prospectus.

12. INDEMNIFICATION AND CONTRIBUTION

The Parties acknowledge the provisions concerning indemnification and contribution set forth in Schedule F, which forms and integral part of this Agreement, and agree to the matters set forth therein.

13. TERMINATION

13.1 The Agents or the Corporation may terminate this Agreement in their sole discretion, prior to the automatic termination of this Agreement pursuant to Section 13.3, upon one Trading Day's notice to the other Party as provided in Section 14; provided that, if the Corporation terminates this Agreement after the Agent confirms to the Corporation any sale of Placement Shares, the Corporation shall remain obligated to comply with the provisions of Section 7 with respect to such Placement Shares.

13.2 Any termination pursuant to Section 13.1 shall be without liability of any Party to any other Party, provided that no termination of this Agreement shall relieve any Party from liability for any breach by it of this Agreement that has occurred prior to the date of termination.

13.3 Unless earlier terminated pursuant to Section 13.1, this Agreement shall automatically terminate upon the earlier of the date on which:

(a) the issuance and sale of all of the Offered Shares through the Agent on the terms and conditions set forth herein is completed; and

(b) the receipt issued for the Base Shelf Prospectus ceases to be effective in accordance with Securities Laws.

13.4 Notwithstanding any other provision hereof, but subject to the express provisions with respect to survival in such sections, the provisions of Section 8, Section 10, Section 12, Section 14 and Section 16 shall remain in full force and effect notwithstanding termination of this Agreement, and any mutual agreement to terminate shall be deemed to so provide.

14. NOTICES

14.1 Unless otherwise provided herein, all notices or other communications required or permitted to be given by any Party to any other Party pursuant hereto shall be in writing and personally delivered or transmitted by facsimile or electronic mail addressed to the recipient as follows:

If to the Corporation, to:

HIVE Blockchain Technologies Ltd.
555 Burrard Street

Vancouver, BC V7X 1M8

Attention:	Frank Holmes, Chief Executive Officer
Electronic Mail:	fholmes@usfunds.com

and with a copy to:

Peterson McVicar LLP

Suite 902

18 King Street E.

Toronto, Ontario M5C 1C4

Attention:	Dennis H. Peterson
Facsimile No.:	416-352-5693
Electronic Mail:	dhp@petelaw.com

If to the Agent, to:

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

Toronto, Ontario M5J 2S1

Attention:	Jamie Brown, Vice Chairman, Managing Director, Investment Banking
Electronic Mail:	jbrown@cgf.com

with a copy to the Agent's counsel:

Blake, Cassels & Graydon LLP

855 – 2nd Street SW, Suite 3500

Calgary, Alberta T2P 4J8

Attention:	Chad Schneider
Facsimile No.:	403-260-9700
Electronic Mail:	chad.schneider@blakes.com

or to such other address for delivery, facsimile number or electronic mail address as a Party may otherwise designate by giving notice to the other Parties as provided herein.

14.2 Any such notice or other communication delivered personally in accordance with Section 14.1 shall be deemed to have been given and received by the addressee: (i) when actually delivered, if so delivered during the addressee's normal business hours on any Business Day; or (ii) at the commencement of the first Business Day following the actual time of delivery, if not so delivered on a Business Day or during the addressee's normal business hours.

14.3 Any such notice or other communication transmitted by facsimile or electronic mail in accordance with Section 14.1 shall be deemed to have been given and received by the addressee: (i) when transmitted by the transmitting Party, if so transmitted during the addressee's normal business hours on any Business Day; or (ii) at the commencement of the first Business Day following the time of transmission, if not so transmitted on a Business Day or during the addressee's normal business hours; provided, however, that, in the case of a transmission by facsimile, the transmitting Party obtains and retains documentary confirmation from its telecommunications equipment that the transmission was successful and, in the case of a transmission by electronic mail, the addressee shall have confirmed receipt by return electronic mail transmission, which the Parties hereto agree to do so as soon as is reasonably practicable upon receipt of any notice or other communication by electronic mail.

15. SUCCESSORS AND ASSIGNS

15.1 This Agreement shall enure to the benefit of and be binding upon the Corporation and the Agent and their respective successors and permitted assigns, and with respect to rights of indemnity and contribution as provided in Schedule F, the Indemnified Parties contemplated therein.

15.2 References herein to any of the Parties named in this Agreement shall be deemed to include the successors and permitted assigns of such Party.

15.3 Except as expressly provided in Schedule F, nothing in this Agreement (express or implied) is intended to confer upon any Person other than the Parties and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

15.4 No Party may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

16. GOVERNING LAW, ETC.

16.1 This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario applicable to contracts made and to be performed within the Province of Ontario.

16.2 For the purpose of all legal proceedings, this Agreement shall be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario shall have jurisdiction to entertain any action arising hereunder. Each Party hereby irrevocably submits to the exclusive jurisdiction of the courts of the Province of Ontario for the adjudication of any dispute arising hereunder or in connection herewith or with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.

16.3 Each Party hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

17. RELATIONSHIP BETWEEN THE PARTIES

17.1 The Corporation acknowledges and agrees that, subject to Section 2.2:

(a) the Agent has been retained solely to act as firm underwriter (as that term is used in the Act), as agent and not as principal, in connection with the sale of the Offered Shares, and that no fiduciary relationship between the Corporation and the Agent has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Agent has advised or is advising the Corporation on other matters;

(b) the Corporation is capable of evaluating and understanding and does understand and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) the Corporation has been advised that the Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Corporation, and that the Agent has no obligation to disclose such interests and transactions to the Corporation by virtue of any fiduciary relationship; and

(d) it waives, to the fullest extent permitted by law, any claims it may have against the Agent for breach of fiduciary duty or alleged breach of fiduciary duty, and agrees that the Agent shall not have liability (whether direct or indirect) to it in respect of any such claim or to any Person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including securityholders, employees or creditors of the Corporation.

17.2 This Agreement is not intended to create, and shall not be construed or deemed to create, a partnership or joint venture between the Parties.

18. FORCE MAJEURE

18.1 No Party shall be liable to any of the others, or held in breach of this Agreement, if prevented, hindered or delayed in the performance or observance of any provision contained herein by reason of an act of a Force Majeure. Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 18, subject in any case to Securities Laws.

18.2 For the purposes of this Agreement, "Force Majeure" shall mean an event, condition or circumstance (and the effect thereof including mechanical, electronic or communication interruptions, disruptions or failures resulting from any of the foregoing) that is not within the reasonable control of the Party claiming a Force Majeure and which, notwithstanding the exercise of commercially reasonable efforts to prevent such event, condition or circumstance or mitigate the effect thereof (which each Party hereby covenants to exercise), the Party claiming a Force Majeure is unable to prevent or mitigate the effect thereof, and which thus causes a delay or disruption in the performance of any obligation imposed on such Party hereunder. Subject to the foregoing, such events of Force Majeure shall include strikes, lock-outs, work stoppages, work slow-downs, industrial disturbances, storms, fires, floods, landslides, snowslides, earthquakes, explosions, lightning, tempest, accidents, epidemics, acts of war (whether declared or undeclared), threats of war, actions of terrorists, blockades, riots, insurrections, civil commotions, public demonstrations, revolution, sabotage or vandalism, acts of God, any laws, rules, regulations, orders, directives, restraints or other actions issued, imposed or taken by any Governmental Body following the execution and delivery of this Agreement, and inability to obtain, maintain or renew or delay in obtaining, maintaining or renewing necessary permits or approvals (after using reasonable commercial efforts to do so) following the execution and delivery of this Agreement, or any cause similar to any of the foregoing; provided, however, that a Party's own lack of funds or other financial problems shall in no event constitute Force Majeure in respect of such Party.

19. GENERAL

19.1 Except as required by law or the policies of the TSX-V (which the Parties acknowledge will, among other things, require this Agreement to be filed on SEDAR and a press release regarding this Agreement), no public announcement or press release concerning this Agreement or the subject matter hereof may be made by a Party without the prior consent and approval of the other Party, which consent and approval shall not be unreasonably withheld.

19.2 This Agreement (including all schedules attached hereto), any Placement Notices issued pursuant hereto and any Settlement Procedures agreed to by the Parties constitute the entire agreement between the Parties concerning the subject matter hereof, and supersede all other prior and contemporaneous agreements, understandings, negotiations and undertakings (both written and oral) between the Parties concerning the subject matter hereof.

19.3 No amendment to this Agreement shall be valid or binding unless set forth in writing and executed by the Parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

19.4 If any one or more of the provisions hereof, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as determined by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the provisions hereof shall be construed as if such invalid, illegal or unenforceable provision was not and had never been contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the Parties as reflected in this Agreement.

19.5 Without limiting Section 19.4, if one or more of the provisions hereof conflicts with any legal or regulatory requirement to which this Agreement and the relationship of the Parties hereunder are properly subject, then such legal or regulatory requirement shall prevail and the Parties shall forthwith meet and negotiate in good faith the manner in which this Agreement shall be deemed to be amended to the extent required to eliminate any such conflict.

19.6 The rights and remedies of the Parties hereunder are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a Party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that Party shall be entitled.

19.7 Each Party shall from time to time execute and deliver all such further documents and instruments and do all acts and things as any of the other Parties may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

19.8 Time shall be of the essence of this Agreement.

19.9 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one Party to the other may be made by facsimile or other electronic transmission.

If the foregoing correctly sets forth the understanding between the Corporation and the Agent, please confirm your acceptance and agreement by executing a copy of this letter in the space provided below for that purpose and delivering the same to the Agent, whereupon this letter shall constitute a binding agreement between the Corporation and the Agent.

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Yours truly,

CANACCORD GENUITY CORP.

By:	(signed) "Jamie Brown"
Name:	Jamie Brown
Title:	Vice Chairman, Managing Director, Investment Banking

THE FOREGOING IS ACCEPTED AND AGREED as of the date first above written.

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

By:	(signed) "Frank Holmes"
Name:	Frank Holmes
Title:	Chief Executive Officer

SCHEDULE A

to the Equity Distribution Agreement made as of February 2, 2021 between

HIVE Blockchain Technologies Ltd. and Canaccord Genuity Corp.

DESIGNATED REPRESENTATIVES AND AUTHORIZED REPRESENTATIVES

The Designated Representatives and Authorized Representatives of the Corporation are as follows:

Name and			Authorized
Office/Title	Email Address	Telephone Numbers	Representative?
Frank Holmes	fholmes@usfunds.com	Office: (210) 380-1260	Y
Chief Executive
Officer, Director

Darcy Daubaras	darcy@hiveblockchain.com	Office: (604) 512-1619	Y
Chief Financial
Officer

Ian Mann	ian@ianmann.com	Office: (441) 505-0789	Y
Director

Dave Perrill	dave.perrill@perrillco.com	Office: (952) 279-2301	Y
Director

The Designated Representatives and Authorized Representatives of the Agent are as follows:

Name and			Authorized
Office/Title	Email Address	Telephone Numbers	Representative?
Darren Hunter	DHunter@cgf.com	Office: (416) 869-3327	Y
Global Head Canadian
Equity Trading
Jamie Brown	JBrown@cgf.com	Office: (604) 643-7776	Y
Vice Chairman,
Managing Director,
Investment Banking
Brad Delany	BDelany@cgf.com	Office: (416) 867-6118	N
VP, Electronic Trading		Cell: (416) 464-4299
Emily Jameson	EJameson@cgf.com	Office: (416) 869-7333	N
Senior Associate,		Cell: (647) 224-8280
Equity Capital Markets

SCHEDULE B
to the Equity Distribution Agreement made as of February 2, 2021 between
HIVE Blockchain Technologies Ltd. and Canaccord Genuity Corp.

FORM OF PLACEMENT NOTICE
FROM:	HIVE Blockchain Technologies Ltd., by [Name], [Title]

TO:	Canaccord Genuity Corp.
Jamie Brown (JBrown@ cgf.com)
Emily Jameson (EJameson@cgf.com)
Darren Hunter (DHunter@cgf.com)
Brad Delany (BDelany@cgf.com)

DATE:	_______________________________, _________

SUBJECT:	Placement Notice No. _______________________

Reference is made herein to the Equity Distribution Agreement dated February 2, 2021 (the "Equity Distribution Agreement") between HIVE Blockchain Technologies Ltd. and Canaccord Genuity Corp. (the "Agent"). Unless otherwise defined herein, all capitalized terms referred to in this Placement Notice shall have the meanings attributed to them in the Equity Distribution Agreement.

Trading Instructions

Pursuant to the terms and subject to the conditions contained in the Equity Distribution Agreement, the undersigned hereby requests, as a duly appointed Authorized Representative of the Corporation, that the Agent sell Placement Shares, as agent of the Corporation, in accordance with the following trading instructions (if any of the following trading instructions are not applicable, specify "N/A"):

Maximum number of Placement Shares to be sold (A)

Total number of Common Shares outstanding on the date of
this Placement Notice (B)

Maximum number of Placement Shares to be sold
expressed as a percentage of the total number of Common
Shares outstanding on the date of this Placement Notice (A
÷ B x 100)%

Minimum price per Placement Share to be sold	$

First permitted Trading Day of trading

Last permitted Trading Day of trading

Specific dates on which Placement Shares may not be sold:

Other trading instructions:

Other Terms Applicable to this Placement Notice

Upon receiving this Placement Notice, an Authorized Representative of the Agent will acknowledge receipt hereof by signing this Placement Notice and returning a copy hereof to the Corporation by electronic mail addressed and sent to the Designated Representatives of the Corporation or notify the Corporation that the Agent declines to accept the Placement Notice. For all purposes hereof, the Agent will be deemed not to have received this Placement Notice unless receipt hereof shall have been so acknowledged by an Authorized Representative of the Agent.

This Placement Notice is effective upon receipt by the Agent unless and until the earliest of the following occurs: (i) the Agent advises the Corporation, by electronic mail addressed and sent to the Designated Representatives of the Corporation, that it declines to accept the terms of sale set forth in this Placement Notice; (ii) the entire amount of the Placement Shares specified herein has been sold and all such sales have settled in accordance with the terms and conditions of the Equity Distribution Agreement; (iii) the Corporation or the Agent suspends the sale (or further sale, as applicable) of the Placement Shares in accordance with Section 6 of the Equity Distribution Agreement; (iv) the Agent receives from the Corporation a subsequent Placement Notice with parameters that expressly supersede those contained in this Placement Notice; or (v) the Equity Distribution Agreement has been terminated pursuant to Section 13 thereof.

This Placement Notice shall not contain any parameters that conflict with the provisions of the Equity Distribution Agreement or that subject or purport to impose upon or subject the Agent to any obligations in addition to the Agent's obligations contained in the Equity Distribution Agreement. In the event of a conflict between the terms of the Equity Distribution Agreement and the terms of this Placement Notice with respect to an issuance and sale of Placement Shares, the terms of the Equity Distribution Agreement shall prevail.

The Corporation covenants and agrees that the delivery of this Placement Notice by or on behalf of the Corporation to the Agent shall be deemed to be an affirmation that: (i) the representations and warranties made by the Corporation in the Equity Distribution Agreement and in any certificates provided pursuant thereto are true and correct as at the time this Placement Notice is issued, except only to the extent that any such representation and warranty is, by its express terms, limited to a specific date, or as expressly disclosed in Exhibit A to this Placement Notice; and (ii) the Corporation has complied with all covenants and agreements to be performed, and satisfied all conditions to be satisfied, by or on the part of the Corporation under the Equity Distribution Agreement at or prior to the time this Placement Notice is issued.

[Remainder of this page intentionally left blank]

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

Per:
Signature of Authorized Representative

Name of Authorized Representative (Please Print)

Title of Authorized Representative (Please Print)

E-mail Address of Authorized Representative (Please Print)

Direct Office Telephone Number (and extension, if applicable)

Telephone Number (Cell)

[Signatures continued on next page]

Acknowledged this _______ day of ______________ ,

20___ by Canaccord Genuity Corp.

Per:
Signature of Authorized Representative

Name of Authorized Representative (Please Print)

Title of Authorized Representative (Please Print)

E-mail Address of Authorized Representative (Please Print)

Direct Office Telephone Number (and extension, if applicable)

Telephone Number (Cell)

Exhibit A to Placement Notice

Exceptions to the representations and warranties made by the Corporation in the Equity Distribution Agreement and in any certificates provided pursuant thereto:

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

____________________________________________________________________________________

SCHEDULE C

to the Equity Distribution Agreement made as of February 2, 2021 between

HIVE Blockchain Technologies Ltd. and Canaccord Genuity Corp.

REPRESENTATIONS AND WARRANTIES

1. The Corporation represents and warrants to, and covenants with, the Agent (and acknowledges that the Agent is relying on such representations, warranties and covenants) as follows:

(a) the Corporation is a corporation duly incorporated and organized and is a valid and subsisting corporation under the laws of British Columbia, and has (all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its Assets and Properties and to offer, issue and sell the Offered Shares, and neither the Corporation nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing the Corporation's dissolution or winding up, and (ii) has full corporate right, power and authority to execute this Agreement and to carry out its obligations hereunder and thereunder;

(b) the Corporation is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares and other voting securities of each Material Subsidiary, in each case, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, and no person, firm, corporation or entity has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation or any Material Subsidiary of any of the shares or other securities of any Material Subsidiary;

(c) this Agreement has been duly authorized by all necessary corporate action on the part of the Corporation and constitutes valid obligations of the Corporation legally binding upon the Corporation, enforceable in accordance with its terms, subject to the fact that enforceability may be affected by bankruptcy, insolvency, arrangement, liquidation, moratorium, reorganization or other similar laws of general application relating to or affecting the enforcement of creditors' rights generally, by general principles of equity, including the fact that equitable remedies (such as specific performance and injunctive relief) may only be awarded in the discretion of a court, applicable statutes of limitations and that the ability to sever unenforceable terms may be limited by applicable Law;

(d) each Material Subsidiary is a corporation incorporated, amalgamated, continued or organized and validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuation or organization and has all requisite power, capacity and authority to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its Assets and Properties and none of the Material Subsidiaries nor, to the knowledge of the Corporation, any other person, has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing such Material Subsidiaries' dissolution or winding up;

(e) the Corporation and each of the Material Subsidiaries (i) has conducted and is conducting its business in compliance with all applicable Laws of each jurisdiction in which its business is carried on, other than acts of non-compliance that individually or in the aggregate would not have a Material Adverse Effect, and, to the knowledge of the Corporation, there are no facts that would give rise to a notice of material non-compliance with any such applicable Laws, (ii) is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business where such license, registration or qualification is necessary to enable its business to be carried on as it is now conducted and Assets and Properties to be owned, leased or operated, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such material licenses, registrations or qualifications are valid and existing and in good standing;

(f) the Corporation is a reporting issuer in each of the Qualifying Jurisdictions, is not in default in any material respect of any requirement under Securities Laws and is not on the list of defaulting issuers maintained by the Qualifying Authorities;

(g) no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Body, any of the Qualifying Authorities or lenders to the Corporation is required of the Corporation in connection with the execution and delivery of, or with the performance by the Corporation of its obligations under this Agreement, except those which have been obtained or such customary post-Settlement Date notice filings with Qualifying Authorities and the TSX-V;

(h) the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, including the offer, issue and sale of the Offered Shares, and the consummation of the transactions contemplated in this Agreement, do not and will not:

(i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) any statute, rule or regulation applicable to the Corporation or any Material Subsidiary, including applicable Securities Laws; (B) the constating documents or resolutions of the Corporation or any Material Subsidiary; (C) any material mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Corporation or its Assets and Properties or any Material Subsidiary or its Assets and Properties; or except, in the case of clauses (C) and (D) above, for such breach, violation or default which has not had and would not reasonably be expected to have a Material Adverse Effect; or

(ii) affect the rights, duties and obligations of any parties to any material indenture, agreement or instrument to which the Corporation or any Subsidiary is a party, nor give a party the right to terminate any such indenture, agreement or instrument by virtue of the application of terms, provisions or conditions in such indenture, agreement or instrument, except as would not reasonably be expected to have a Material Adverse Effect;

(i) the Offered Shares have been duly authorized and validly allotted and reserved for issuance, and upon receipt by the Corporation of the consideration therefor, will be issued as fully paid and non-assessable Common Shares;

(j) the Common Shares, and all other classes of shares authorized and/or issued by the Corporation, have the attributes and characteristics and conform in all material respects with the descriptions thereof contained in the Prospectus;

(k) the Common Shares are listed and posted for trading on the TSX-V and the Corporation has taken no action designed to, or likely to have the effect of, delisting the Common Shares from the TSX-V, nor has the Corporation received any written notification that the TSX-V is contemplating terminating such listing and all necessary consents, approvals, authorizations have been obtained by the Corporation from the TSX-V to ensure that, subject to fulfilling the standard listing conditions of the TSX-V, the Offered Shares will be listed and posted for trading on the TSX-V upon their issuance;

(l) (i) no default exists under and no event has occurred which, after notice or lapse of time or both, or otherwise, constitutes a default under or breach, by the Corporation, any Subsidiary, or any other person, of any material obligation, agreement, covenant or condition contained in any material contract to which the Corporation or any Subsidiary is a party; and (ii) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Shares or any other security of the Corporation has been issued or made by any Qualifying Authority or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated or threatened by any such authority or under any applicable Securities Laws, or except, in the case of clause (i) which has not had and would not reasonably be expected to have a Material Adverse Effect;

(m) Subsequent to the date as of which information is contained in the Prospectus, except as disclosed in the Prospectus, no Material Adverse Effect has occurred.

(n) except as disclosed in the Prospectus, neither the Corporation nor any Material Subsidiary is currently party to any agreement in respect of: (i) the purchase of any material Assets and Properties or any interest therein or the sale, transfer or other disposition of any material Assets and Properties or any interest therein currently owned, directly or indirectly, by the Corporation or any Material Subsidiary whether by asset sale, transfer of shares or otherwise; or (ii) the change of control of the Corporation or any Material Subsidiary (whether by sale or transfer of shares or sale of all or substantially all of the Assets and Properties of the Corporation or the Material Subsidiary or otherwise);

(o) the Corporation Financial Statements (i) have been prepared in accordance with IFRS consistently applied throughout the periods referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise as required by IFRS) of the Corporation and the Subsidiaries on a consolidated basis as at such dates and the results of its operations and its cash flows for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and the Subsidiaries on a consolidated basis in accordance with IFRS, and (iii) have been audited (in the case of the annual financial statements comprising the Corporation Financial Statements) or have been reviewed (in the case of the interim financial statements comprising the Corporation Financial Statements) by independent public accountants within the meaning of applicable Securities Laws and the rules of the Chartered Professional Accountants of Canada, and there has been no change in accounting policies or practices of the Corporation since March 31, 2020 except as disclosed in the Corporation Financial Statements. Except as set out in the Corporation Financial Statements or as incurred in the ordinary course of business since September 30, 2020 and as would not individually or on the aggregate have a Material Adverse Effect, the Corporation does not have any outstanding indebtedness or any liabilities or obligations including any unfunded obligation under any employee plan, whether accrued, absolute, contingent or otherwise as of the date of the applicable financial statements;

(p) there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or the Subsidiaries with unconsolidated entities and there are no other material liabilities of the Corporation or the Subsidiaries (absolute, accrued, contingent or otherwise), except as disclosed in the Corporation Financial Statements or incurred in the ordinary course of business since the date of the last interim Financial Statements;

(q) the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that, (i) transactions are executed in accordance with management’s general or specific authorization, and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets. The Corporation is in compliance with the certification requirements under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings with respect to the Corporation's annual and interim filings with the Qualifying Authorities;

(r) all Taxes due and payable by each of the Corporation and the Material Subsidiaries have been paid, other than any immaterial amounts as may have failed to have been remitted when due. All tax returns, declarations, remittances and filings required to be filed by each of the Corporation and the Material Subsidiaries have been filed with all appropriate Governmental Body and all such returns, declarations, remittances and filings are complete and accurate, in all material respects, and no material fact or facts have been omitted therefrom which would make any of them materially misleading. No examination of any tax return of the Corporation or any of the Material Subsidiaries is currently in progress to the knowledge of Corporation and there are no material issues or disputes outstanding with any Governmental Body respecting any taxes that have been paid, or may be payable, by the Corporation. There are no agreements, waivers or other arrangements with any taxation authority providing for an extension of time for any assessment or reassessment of Taxes with respect to the Corporation or any Material Subsidiary;

(s) neither Corporation nor any of the Material Subsidiaries have (i) made an assignment in favour of its creditors nor a proposal in bankruptcy to their respective creditors or any class thereof, nor has any petition for a receiving order been presented in respect of them, or (ii) initiated proceedings with respect to a compromise or arrangement with their respective creditors or for their winding up, liquidation or dissolution. No receiver has been appointed in respect of the Corporation or any of their respective Assets and Properties and no execution or distress has been levied upon any of their Assets and Properties;

(t) the Corporation and the Material Subsidiaries have each established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the Assets and Properties of the Corporation or the Material Subsidiaries (other than liens for Taxes that are not yet due and payable or that are being contested in good faith), and, to the knowledge of the Corporation, there are no audits pending of the tax returns of the Corporation or any Material Subsidiary (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, in each case which would reasonably be expected to have a Material Adverse Effect;

(u) Davidson & Company LLP are independent auditors with respect to the Corporation as required under Securities Laws and there has never been a "disagreement" or "reportable event" (within the respective meanings of NI 51-102) with Davidson & Company LLP or any former auditors of the Corporation;

(v) the audit committee's responsibilities and composition comply with National Instrument 52- 110 – Audit Committees of the Canadian Securities Administrators, as such instrument applies to "venture issuers";

(w) the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, of which 346,929,218 Common Shares and no preferred shares are issued and outstanding as fully paid and non- assessable shares in the capital of the Corporation as of the date hereof;

(x) no person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued Common Shares or other securities of the Corporation or any Material Subsidiary or any other security convertible into or exchangeable for any such shares or securities, or to require the Corporation or any Material Subsidiary to purchase, redeem or otherwise acquire any of the outstanding securities in the capital of the Corporation or any Material Subsidiary, except as disclosed in the Prospectus in respect of the Corporation;

(y) except as disclosed in the Prospectus, to the knowledge of the Corporation, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Corporation or any Material Subsidiary;

(z) except as disclosed in the Prospectus, no legal or governmental actions, suits, judgments, investigations or proceedings are pending to which the Corporation or any Subsidiary, or to the knowledge of the Corporation, the directors, officers or employees of the Corporation or a Subsidiary are a party or to which the Assets and Properties of the Corporation or a Subsidiary is subject and, to the knowledge of the Corporation, no such proceedings have been threatened against or are pending with respect to the Corporation or any Subsidiary, or with respect to their Assets and Properties and none of the Corporation or any Subsidiary is subject to any judgment, order, writ, injunction, decree or award of any Governmental Body, which, either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

(aa) neither the Corporation nor any Material Subsidiary is in violation of its constating documents;

(bb) except as disclosed in the Prospectus, other than liens arising in the ordinary course of business which, individually or in the aggregate, do not and will not have a Material Adverse Effect, the Corporation and each Material Subsidiary owns or has the right to full use of all Assets and Properties owned or used in its business free and clear of any actual, pending or, to the knowledge of the Corporation, threatened claims, liens, charges, options, set- offs, free-carried interests, royalties, encumbrances, security interests or other interests whatsoever;

(cc) except as would not reasonably be expected to have a Material Adverse Effect, all contracts to which the Corporation and/or any Material Subsidiary is a party are, to the knowledge of the Corporation, in full force and effect and are valid and enforceable by and against the Corporation or the Material Subsidiary, as the case may be, in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principals when equitable remedies are sought, applicable statutes of limitations and by the fact that the ability to sever unenforceable terms may be limited by applicable Laws, and none of the Corporation or any Material Subsidiary is in material default or breach of any material contract;

(dd) to the knowledge of the Corporation, the Corporation and/or the Material Subsidiaries, as applicable, own or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property material to its business as of the date hereof and the Corporation and each Material Subsidiary is not a party to or bound by any contract or any other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, such Intellectual Property, except in each case that would not have a Material Adverse Effect. There is no pending action or proceeding, nor any action threatened in writing or proceeding, against any person by the Corporation and the Material Subsidiaries with respect to the use of the Intellectual Property material to its business, and there are no state of facts or circumstances which cast doubt on the validity or enforceability of such Intellectual Property, except for circumstances which would not have a Material Adverse Effect. To the knowledge of the Corporation, the conduct of the Corporation's and the Material Subsidiaries' respective businesses does not infringe upon the intellectual property rights, domestic or foreign, of any other person, except where such infringement would not have a Material Adverse Effect and the Corporation and the Material Subsidiaries have not received any claim or notice (written or otherwise) that the conduct of their respective businesses, including the use of the Intellectual Property, infringes upon or breaches any industrial or intellectual property rights of any other person, or the trade secrets, know-how or confidential or proprietary information of any other person, except where such infringement would not have a Material Adverse Effect;

(ee) with respect to each premises of the Corporation and each of the Material Subsidiaries which is material to the business of the Corporation and which the Corporation or a Material Subsidiary occupies as tenant (each, a "Leased Premises"), the Corporation or a Material Subsidiary occupies such Leased Premises and has the exclusive right to occupy and use such Leased Premises and each of the leases pursuant to which the Corporation or a Material Subsidiary occupies such Leased Premises is, to the knowledge of the Corporation, in good standing and in full force and effect in all material respects under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Corporation or the Material Subsidiaries;

(ff) neither the Corporation nor any Material Subsidiary is a party to or bound by any collective agreement and is not currently conducting negotiations with any labour union or employee association;

(gg) the Corporation and each Material Subsidiary is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and has not and is not engaged in any unfair labour practice;

(hh) each employee benefit plan that is maintained, administered or contributed to by the Corporation and the Material Subsidiaries for employees or former employees of the Corporation and the Material Subsidiaries has been maintained in all material respects in compliance with its terms and applicable Laws. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Corporation and the Material Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect;

(ii) no material labour dispute, disruption, grievance, arbitration or other conflict exists with the employees of the Corporation or the Material Subsidiaries, or, to the knowledge of the Corporation, is imminent or threatened;

(jj) to the knowledge of the Corporation, since April 1, 2020, none of the directors, officers or employees of the Corporation or any of the Material Subsidiaries, any person who owns, directly or indirectly, an ownership interest in the Material Subsidiaries or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including any loan made to or by any such person) with the Corporation or the Material Subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Corporation or the Material Subsidiaries, except as disclosed in the Prospectus;

(kk) the Corporation and the Material Subsidiaries (i) have obtained insurance policies with responsible insurers as are appropriate to their respective Assets and Properties, are sufficient for all applicable requirements of applicable Law and in such amounts and against such risks as are customarily carried and insured against by comparable businesses, and all such insurance policies are in full force and effect, except as would not reasonably be expected to have a Material Adverse Effect; (ii) are not in material default with respect to the payment of any premium or compliance with any of the provisions contained in such insurance policies and have not failed to give any notice or present any material claim under any such insurance policy in due and timely fashion. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Corporation nor any Material Subsidiary has received notice from any of the insurers regarding cancellation of such insurance policy;

(ll) the minute books, share certificate books, registers of securityholders, registers of transfers and registers of directors and partners and any similar corporate records of the Corporation and the Material Subsidiaries are complete and accurate in all material respects;

(mm) other than as otherwise publicly announced, to its knowledge, the Corporation is not aware of any applicable Law or governmental position or change in applicable Law or change in governmental position which it anticipates may have a Material Adverse Effect;

(nn) each of the Corporation and the Material Subsidiaries and each of their respective Assets and Properties and the operation of their respective businesses, (i) are in compliance with any and all Environmental Laws, (ii) the Corporation and each of the Material Subsidiaries has complied in all respects with all reporting and monitoring requirements under all Environmental Laws), (iii) has received all material permits, licenses or other approvals required under applicable Environmental Laws to conduct their business, and (iv) is in compliance with all terms and conditions of any such permit, license or approval;

(oo) except for the Agent, there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or finder's fee in connection with the transactions contemplated by this Agreement;

(pp) except as disclosed in the Prospectus, since September 30, 2020, there has not been any material change in the business, affairs, operations, revenues, capital, properties, assets or liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Corporation and the Subsidiaries (taken as a whole) which would have a Material Adverse Effect;

(qq) neither the Corporation not any of its Subsidiaries nor, to the best of the Corporation's knowledge, any employee or agent of the Corporation or any Subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law or of the character required to be disclosed in the Prospectus;

(rr) neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Corporation or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, "foreign official" (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA")) or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA, the Corruption of Foreign Public Officials Act (Canada) or any other applicable anti-bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, foreign official or employee; and the Corporation and its Subsidiaries and, to the knowledge of the Corporation, its and their other affiliates have conducted their respective businesses, transactions, negotiations, discussions and dealings in compliance with applicable anti-bribery and anti- corruption statutes laws and regulations applicable in any jurisdiction in which they are located or conducting business and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith;

(ss) the operations of the Corporation and its Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Body to which they are subject (collectively, the "Anti-Money Laundering Laws") and no action, suit or proceeding by or before any Governmental Body or any arbitrator involving the Corporation or its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(tt) neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or person acting on behalf of the Corporation or its Subsidiaries is currently subject to any sanctions administered or enforced by the U.S. government (including, without limitation, the OFAC or the U.S. Department of State and including, without limitation, the designation as a "specially designated national" or "blocked person"), Canadian government (including the Office of the Superintendent of Financial Institutions (Canada) pursuant to the Special Economic Measures Act (Canada)), the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collective, "Sanctions"); and the Corporation will not directly or indirectly use the proceeds under any ATM Distribution, or lend, contribute or otherwise make available such proceeds to any Subsidiary, or any joint venture partner or other person or entity, for the purpose of facilitating or financing the activities of or business with any person, or in any country or territory, that currently is the subject to any Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of Sanctions;

(uu) the Corporation and the Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems and Data") are adequate for, and operate and perform in all respects as required in connection with the operation of the business of the Corporation and the Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not reasonably be expected to have a Material Adverse Effect. The Corporation and the Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data used in connection with their businesses;

(vv) the documents incorporated or deemed to be incorporated by reference in the Prospectus, at the time they were or hereafter are filed with the Qualifying Authorities, complied and will comply in all material respects with the requirements of Securities Laws and, when read together with the other information in the Prospectus and at each Settlement Date, do not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the immediately preceding sentence does not apply to statements in or omissions from such documents, made in reliance upon and in conformity with the information relating to the Agent furnished in writing to the Corporation by the Agent expressly for use therein;

(ww) the Corporation has not filed any confidential material change report which remains confidential as at the date hereof;

(xx) the Corporation has filed a current annual information form in the form prescribed by NI 51- 102 in each of the Qualifying Jurisdictions prior to the date of this Agreement; the Corporation is as of the date hereof an Eligible Issuer in the Qualifying Jurisdictions and, on the dates of and upon filing of the Prospectus Supplement, will be an Eligible Issuer in the Qualifying Jurisdictions and there will be no documents required to be filed under the applicable Securities Laws of the Qualifying Jurisdictions in connection with any ATM Distribution of the Offered Shares that will not have been filed as required as at those respective dates;

(yy) the Corporation has filed all documents forming the Public Record on a timely basis, except for any failure to file on a timely basis which is not material. As of their respective dates, the documents forming the Public Record complied in all material respects with the requirements of the applicable Securities Laws of the Qualifying Jurisdictions, and none of the documents forming the Public Record, when filed, contained any misrepresentation or contained an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, which has not been corrected by the filing on a public basis of a subsequent document which forms part of the Public Record;

(zz) subject to the qualifications and limitations described under the heading "Eligibility for Investment" in the Prospectus Supplement, the Offered Shares will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, a registered disability savings plan and tax free savings accounts;

(aaa) the definitive form and terms of the certificate representing the Common Shares, if certificated, have been duly approved and adopted by the board of directors of the Corporation and the form and terms of the certificate representing the Common Shares do not and will not conflict with any applicable Laws or rules, by-laws and regulations of the TSX-V;

(bbb) Computershare Investor Services Inc. has been duly appointed as the registrar and transfer agent for the Common Shares;

(ccc) with respect to forward-looking information contained or incorporated by reference in the Prospectus: (i) the Corporation had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information; (iii) all future-oriented financial information and each financial outlook: (A) presents fully, fairly and correctly in all material respects the then-expected results of the operations for the periods covered thereby; and (B) is based on assumptions that are reasonable in the circumstances; and (iv) is limited, in the Corporation’s reasonable judgment, to a period for which the information in the future- oriented financial information or financial outlook can be reasonably estimated;

(ddd) the statistical, industry and market related data included in the Prospectus is derived from sources which the Corporation reasonably believes to be accurate, reasonable and reliable, and such data is consistent with the sources from which it was derived;

(eee) the acquisitions of the respective material businesses and/or companies disclosed in the Prospectus were effected in compliance with all applicable Laws, and no payments will accrue, be owing or be payable by, the Corporation or any Subsidiary to any person in connection with any such acquisition except (i) as and to the extent disclosed in the Prospectus, or (ii) for any such payments as would not be material to the Corporation and the Subsidiaries (taken as a whole);

(fff) except as would not reasonably be expected to have a Material Adverse Effect: (i) the Corporation and the Material Subsidiaries have all licenses, permits, authorizations, certifications, consents and orders necessary for the conduct of its business as presently conducted, (ii) neither the Corporation nor any Material Subsidiary has received any penalty, enforcement action or public notice violation or notice thereof from any state, municipal or local government in respect of such licenses and/or permits, and (iii) the Corporation and each Material Subsidiary is in compliance in all material respects with each material license and permit held by it;

(ggg) the Corporation has not completed or entered into an agreement to complete a "significant acquisition" nor is it proposing any "probable acquisitions" (as such terms are used in NI 44-101 and NI 51-102) that would require the inclusion of any additional financial statements (in addition to the financial statements included in the Prospectus) or any pro forma financial statements pursuant to the Securities Laws of the Qualifying Jurisdictions, and for which a business acquisition report has not been filed under NI 51-102;

(hhh) the Corporation is a "foreign private issuer" (as defined in Rule 405 under the U.S. Securities Act);

(iii) the Corporation is, and will at each Placement Time be, in compliance in all material respects with the policies of the TSX-V existing on the date hereof;

(jjj) at the respective times of filing and at all times subsequent thereto during the distribution of the Offered Shares, the Base Shelf Prospectus and the Prospectus Supplement together with all Supplementary Material will comply in all material respects with the requirements of all applicable Securities Laws pursuant to which they have been filed and will provide full, true and plain disclosure of all material facts relating to the Offered Shares and will not contain any misrepresentation, provided that the foregoing shall not apply with respect to Agent's Information; and

(kkk) any Acquired Business Financial Statements included in the Prospectus (i) have been prepared in accordance with IFRS (or other applicable permitted accounting principles) consistently applied throughout the periods referred to therein, (ii) contain no misrepresentations, (iii) are in compliance with the applicable requirements of Form 51- 102F4 – Business Acquisition Report and National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards, and (iv) have been audited (in the case of the annual financial statements) or have been reviewed (in the case of the interim financial statements) by independent public accountants or auditors within the meaning of applicable Securities Laws.

SCHEDULE D

to the Equity Distribution Agreement made as of February 2, 2021 between

HIVE Blockchain Technologies Ltd. and Canaccord Genuity Corp.

FORM OF OFFICER'S CERTIFICATE

TO: CANACCORD GENUITY CORP.

This certificate is delivered to you today pursuant to Section 9.3 of the Equity Distribution Agreement dated February 2, 2021 (the "Agreement") between HIVE Blockchain Technologies Ltd. (the "Corporation") and Canaccord Genuity Corp.

The undersigned, being the duly appointed Chief Executive Officer and Chief Financial Officer, respectively, of the Corporation, hereby certify, for and on behalf of the Corporation and not in the respective personal capacities of the undersigned, that to the knowledge of the undersigned:

(a) [except as set out in Exhibit A hereto,] the representations and warranties of the Corporation contained in the Agreement are true and correct in all material respects (except for those that are qualified by materiality or Material Adverse Effect which shall be true and correct in all respects) on and as of the date hereof (except to the extent such representations and warranties speak as of a specific date or time in which case such as of that specific date or time only), and

(b) the Corporation has complied with all covenants and agreements and satisfied all conditions on its part to be complied with or satisfied pursuant to the Agreement at or prior to the date hereof.

DATED: ________________________________________

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

By: ______________________________________________________

Name:

Title:

By: ______________________________________________________

Name:

Title:

Exhibit A to Officer's Certificate

Exceptions to the representations and warranties made by the Corporation in the Equity Distribution Agreement and in any certificates provided pursuant thereto:

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SCHEDULE E

to the Equity Distribution Agreement made as of February 2, 2021 between

HIVE Blockchain Technologies Ltd. and Canaccord Genuity Corp.

MATTERS TO BE ADDRESSED IN OPINION OF THE CORPORATION'S COUNSEL

Following are the matters to be addressed in the opinion of Peterson McVicar LLP, as Corporation's Counsel, to be delivered pursuant to Section 9.2(a) of the Agreement:

1. that the Corporation is a corporation validly incorporated and existing under the BCBCA and has all requisite corporate power and capacity to carry on its business as presently carried on and to own, lease and operate its properties and assets, as described in the Prospectus;

2. as to the authorized and issued capital of the Corporation;

3. the attributes and characteristics of the Offered Shares conform in all material respects with the descriptions thereof in the Prospectus;

4. the form of the definitive certificate representing the Common Shares has been duly approved and adopted by the Corporation and complies with the terms and conditions of the Constating Documents, the BCBCA and the requirements of the TSX-V;

5. Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the Common Shares;

6. the Offered Shares have been duly authorized and validly allotted and reserved for issuance, and upon receipt by the Corporation of the consideration therefor, will be issued as fully paid and non- assessable Common Shares;

7. the Corporation has the necessary corporate power and capacity to certify and file the Base Shelf Prospectus and the Prospectus Supplement and all necessary corporate action has been taken by the Corporation to authorize the certification by it of the Base Shelf Prospectus and the Prospectus Supplement and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under the Securities Laws;

8. the Corporation has the necessary corporate power and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to carry out the transactions contemplated hereby and by the Base Shelf Prospectus and Prospectus Supplement (including to sell the Offered Shares), as applicable, and this Agreement has been duly authorized, executed and delivered by or on behalf of the Corporation and is a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms (subject to reasonable opinion qualifications);

9. the execution and delivery by the Corporation of this Agreement, the fulfilment of the terms hereof by the Corporation, and the sale and delivery by the Corporation at the Placement Time of the Placement Shares do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with, any statute, rule or regulation applicable to the Corporation or any terms, conditions or provisions of the Constating Documents;

10. except such as have been made or obtained under the Securities Laws, no consent, approval, authorization or order of or filing, registration or qualification with any court, Governmental Body or regulatory authority is required, for the execution, delivery and performance by the Corporation this Agreement or the consummation by the Corporation of the transactions contemplated herein;

11. all necessary documents have been filed, all necessary proceedings have been taken and all other legal requirements have been fulfilled by the Corporation under the laws of each of the Qualifying Jurisdictions to qualify the distribution of the Offered Shares in each of the Qualifying Jurisdictions through investment dealers or brokers registered under applicable Securities Laws who have complied with the relevant provisions of such legislation;

12. confirming the statements under the heading "Eligibility for Investment" in the Prospectus Supplement, subject to the qualifications, assumptions and limitations set out under such heading; and

13. the compliance with the laws of the Province of Québec in connection with the purchase of Placement Shares by purchasers in such province.

SCHEDULE F

to the Equity Distribution Agreement made as of February 2, 2021 between

HIVE Blockchain Technologies Ltd. and Canaccord Genuity Corp.

INDEMNIFICATION AND CONTRIBUTION

1. INDEMNIFICATION

1.1 Indemnification of Agent. The Corporation (the "Indemnifying Party") agrees to indemnify and hold harmless the Agent, the directors, officers, partners, employees and agents of the Agent and each Person, if any, who (i) controls the Agent within the meaning of the Act, or (ii) is controlled by or is under common control with the Agent (collectively, the "Indemnified Parties" and individually, an "Indemnified Party"), from and against any and all costs, charges, expenses, losses (other than losses of profit in connection with the distribution of the Offered Shares), claims, actions, suits, proceedings, damages or liabilities, joint or several (including, if settled in accordance with the terms hereof, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims) and the reasonable fees and disbursements and taxes of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party in enforcing this indemnity (collectively, the "Claims"), whether under the provisions of any statute or otherwise, and which are caused or incurred by or arise, directly or indirectly, by reason of:

(a) any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Corporation pursuant to this Agreement or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or any misrepresentation or alleged misrepresentation contained therein;

(b) any breach by the Corporation of any of its covenants or agreements contained in this Agreement including any default by the Corporation of its obligation to issue and deliver to the Agent any Placement Shares on the applicable Settlement Date in accordance with the Settlement Procedures;

(c) any inaccuracy or misrepresentation in any representation or warranty of the Corporation set forth in Schedule C of the Agreement or in any certificate of the Corporation delivered pursuant to this Agreement;

(d) the failure by the Corporation to comply with any applicable requirement of the Securities Laws in connection with the transactions contemplated by this Agreement; or

(e) any order or any inquiry, investigation or proceeding instituted, threatened or announced by any Governmental Body, based upon any untrue statement, omission or misrepresentation contained in the Prospectus, preventing or restricting the trading in or the sale of distribution of the Offered Shares;

provided, however, that the indemnity in this Section 1.1 shall not apply to Claims arising out of or based, directly or indirectly, on any untrue statement, omission or misrepresentation, or any alleged untrue statement, omission or misrepresentation, made in reliance upon and in conformity with written information relating to the Agent and furnished in writing to the Corporation by the Agent expressly for use in the Prospectus, or in any other material or document filed under any Securities Laws or delivered by or on behalf of the Agent pursuant to this Agreement, or in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the Claim resulted from the fraud, willful misconduct or gross negligence of the Indemnified Party claiming indemnity (provided that for greater certainty, an Indemnified Party's failure to conduct such reasonable investigation so as to provide reasonable grounds for a belief that the Prospectus contained no misrepresentation (or, colloquially, to permit the Indemnified Party to sustain a "due diligence defence" under Securities Laws) shall not constitute "fraud", "willful misconduct" or "gross negligence" for purposes of this Section 1.1 or otherwise disentitle an Indemnified Party from claiming indemnification). This indemnity agreement shall be in addition to any liability that the Corporation might otherwise have.

1.2 Actions Against Parties; Notification. Each Indemnified Party shall give notice as promptly as reasonably practicable to the Indemnifying Party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify the Indemnifying Party shall not relieve such Indemnifying Party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. If any such action is brought against any Indemnified Party and it notifies the Indemnifying Party of its commencement, the Indemnifying Party shall be entitled to participate in and, to the extent that it elects by delivering written notice to the Indemnified Party promptly after receiving notice of the commencement of the action from the Indemnified Party, to assume the defense of the action, with counsel reasonably satisfactory to the Indemnified Party, and after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the Indemnified Party in connection with the defense. The Indemnified Party shall have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel shall be at the expense of such Indemnified Party unless (a) the employment of counsel by the Indemnified Party has been authorized in writing by the Indemnifying Party, (b) the Indemnified Party has reasonably concluded (based on advice of counsel to the Indemnified Party) that there may be legal defenses available to it or other Indemnified Parties that are different from or in addition to those available to the Indemnifying Party, (c) a conflict or potential conflict exists (based on written advice of counsel to the Indemnified Party) between the Indemnified Party and the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party), or (d) the Indemnifying Party has not in fact employed counsel, reasonably satisfactory to the Indemnified Party, to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Indemnifying Party. All such fees and expenses shall be reimbursed by the Indemnifying Party promptly as they are incurred. In no event shall the Indemnifying Party be liable for fees and expenses of more than one counsel (in addition to any local or special counsel) separate from their own counsel for all Indemnified Parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. Neither the Indemnifying Party nor any of the Indemnified Parties shall, without the prior written consent of the Indemnified Party and the Indemnified Parties, such consent not to be unreasonably withheld, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any Governmental Body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 1 or Section 2 of this Schedule F (whether or not the Indemnified Parties are actual or potential parties thereto), provided that the Indemnifying Party may consent to any such settlement, compromise or consent, without the consent of the Indemnified Parties, where such settlement, compromise or consent (y) includes an unconditional release of each Indemnified Party from all liability arising out of such litigation, investigation, proceeding or claim and (z) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

1.3 If any legal proceedings shall be instituted against the Corporation or if any regulatory authority or stock exchange shall carry out an investigation of the Corporation and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Agent hereunder, then the Indemnified Parties may employ their own legal counsel and the Corporation shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Agent involved in the preparation for or attendance at such proceedings or investigation. However, the Corporation shall not, in connection with any such proceeding or separate but substantially similar or related proceedings arising out of the same general allegations or circumstances, be liable for the fees or expenses of more than one separate law firm in respect of all such Indemnified Parties.

2. CONTRIBUTION

2.1 If the indemnification provided for in Section 1 above is for any reason unavailable to or insufficient to hold harmless an Indemnified Party in respect of any Claims referred to therein, then each Indemnifying Party in respect of which indemnity has been sought shall contribute to the aggregate amount of such Claims incurred by such Indemnified Party, as incurred, (a) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Agent on the other hand from the offering of the Offered Shares pursuant to this Agreement or (b) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Corporation on the one hand and of the Agent on the other hand in connection with the statement, omission or misrepresentation or the matters referred to in Section 1.1(b) and Section 1.1(c) above, which resulted in such Claim, as well as any other relevant equitable considerations.

2.2 The relative benefits received by the Corporation on the one hand and the Agent on the other hand in connection with the offering of the Offered Shares pursuant to this Agreement shall be deemed to be in the same proportion as the total net proceeds from the sale of the Offered Shares pursuant to this Agreement (before deducting expenses) received by the Corporation bear to the total compensation (before deducting expenses) received by the Agent from the sale of the Offered Shares on behalf of the Corporation.

2.3 The relative fault of the Corporation on the one hand and the Agent on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact, omission or alleged omission to state a material fact or misrepresentation or alleged misrepresentation relates to information supplied or which ought to have been supplied by the Corporation or by the Agent and the Parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation.

2.4 The Corporation and the Agent agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 2. The aggregate amount of the Claims incurred by an Indemnified Party and referred to above in this Section 2 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement, omission or alleged omission or misrepresentation or alleged misrepresentation. The rights to contribution provided in this Section 2 shall be in addition to and without prejudice to any other right to contribution which the Agent may have.

2.5 Notwithstanding the provision of this Section 2, the Agent shall not be required to contribute any amount in excess of the Agent's Fee received by it in respect of the sale of Offered Shares on behalf of the Corporation and no party who has been determined by a court of competent jurisdiction in a final judgment to have engaged in any fraud, fraudulent misrepresentation or gross negligence (provided that for greater certainty, the Agent's failure to conduct such reasonable investigation so as to provide reasonable grounds for a belief that the Prospectus contained no misrepresentation (or colloquially, to permit the Agent to sustain a "due diligence defence" under Securities Laws) shall not constitute "gross negligence") for purposes of this Section 2.5 or otherwise disentitle an Indemnified Person from claiming indemnification) shall be entitled to contribution any Person who has not been determined by a court of competent jurisdiction in a final judgment to have engaged in such fraud, fraudulent misrepresentation or gross negligence.

2.6 For purposes of this Section 2, each Person, if any, who controls the Agent and each affiliate of the Agent, and any directors, officers, partners, employees or agents of the Agent, shall have the same rights to contribution as the Agent, subject in each case to the provisions of this Section 2.

2.7 Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 2, will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from who contribution may be sought from any other obligation it or they may have under this Section 2 except to the extent that the failure to so notify such other party or parties materially prejudiced the substantive rights or defenses of the party or parties from whom contribution is sought. Except for a settlement entered into pursuant to Section 1.3 above, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 1.3 above.

3. THIRD PARTY BENEFICIARIES

3.1 It is the intention of the parties hereto that the directors, officers, partners, employees and agents of the Agent and the affiliates of the Agent (the "Agent Beneficiaries") shall be entitled to the benefit of the covenants of the Corporation under Section 1 or Section 2 of this Schedule F, and for this purpose the Corporation hereby: (a) appoint the Agent, and the Agent hereby accepts such appointment, as trustee of the covenants of the Corporation under Section 1 or Section 2 for the benefit of the Agent Beneficiaries; and (b) acknowledges and agrees that the Agent shall be entitled to enforce such covenants on behalf of the Agent Beneficiaries notwithstanding that none of the Agent Beneficiaries is a direct party to this Agreement.

SCHEDULE G

to the Equity Distribution Agreement made as of February 2, 2021 between

HIVE Blockchain Technologies Ltd. and Canaccord Genuity Corp.

MATERIAL SUBSIDIARIES

Name	Jurisdiction of Organization
HIVE Blockchain Iceland ehf.	Iceland
HIVE Blockchain Switzerland AG	Switzerland
Boden Technologies AB	Sweden
HIVE Digital Data Ltd.	Bermuda
Liv Eiendom AS	Norway
Kolos Norway AS	Norway
9376-9974 Quebec Inc.	Quebec
Bikupa Datacenter AB	Sweden